07024123

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Singer NV

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 0 8 2007
THOMSON
FINANCIAL

FILE NO. 82- 34635 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 6/6/07

Exemption Number ~~82-5225~~
82-34635

Singer NV

~~RETAIL HOLDINGS~~ N.V.

2006 SUMMARY ANNUAL REPORT

May 2007

Strategy Statement

Retail Holdings N.V. is a holding company with three principal assets: 1) a 56.8% equity interest in Singer Asia Limited ("Singer Asia"), who through operating units located in selected emerging markets in Asia acts as a distributor of consumer durable products, with consumer credit and other financial services available to qualified customers; 2)seller notes, primarily arising from the sale of the Singer world-wide sewing business and trademark; and 3) cash and cash equivalents. The Company has no operating activities other than those carried out through Singer Asia and has no plans to acquire other operating assets.

The Company's strategy is to maximize and monetize the value of its assets with the medium-term objective of liquidating the Company and distributing the resulting funds and any remaining assets to its shareholders.

The Company will seek to grow, to enhance the profitability of, and to increase the potential public market and private sales value of Singer Asia, with the objective of monetizing the Company's investment in Singer Asia, either through a public offering and subsequent distribution of any remaining Singer Asia shares, or through a sale of Singer Asia. Principal repayments of $29.7 million, plus interest, are due from the seller notes in the period through September 2011. In the interim, pending the offering or sale of Singer Asia, realization of the principal on the seller notes, and the ultimate liquidation of the Company, ReHo's strategy is to minimize holding company personnel and cost of administration.

ReHo over the past several years has used a portion of the cash and cash equivalents in excess of its requirements to reduce the number of the Company's outstanding shares and options for shares. The Company expects to continue this program.

In addition, the Company intends to introduce a regular dividend program. A special dividend of $1.00 a share is planned for 2007. ReHo anticipates making dividend recommendations in subsequent years, although the dividends in those years may be less than the special dividend in 2007.

2006 Summary Annual Report
Retail Holdings N.V.

TABLE OF CONTENTS

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INTRODUCTION

Retail Holdings N. V. ("ReHo" or the "Company"), formerly known as Singer N.V., was formed as a new corporate entity in the Netherlands Antilles in December 1999. Pursuant to a reorganization plan under Chapter 11 of the United States Bankruptcy Code, effective September, 2000, ReHo became the parent company of several operating companies formerly owned by The Singer Company N.V. ("Old Singer").

The Company is a holding company with three principal assets: 1) a 56.8% equity interest in Singer Asia Limited ("Singer Asia" or the "Asia Company"), a distributor of consumer durable products in selected emerging markets in Asia, with consumer credit and other financial services available to qualified customers; 2) seller notes, primarily arising from the sale of the Singer world-wide sewing business and trademark; and 3) cash and cash equivalents. ReHo has no operating activities other than those carried out through Singer Asia Limited.

In September, 2004, ReHo completed the sale of the Singer world-wide sewing business and of the ownership of the Singer® trademark to KSIN Holdings, Ltd. ("KSIN"), now called "SVP", an affiliate of funds managed by Kohlberg & Co., LLC. The name of the Company was changed from Singer N.V. to Retail Holdings N.V. as a consequence of this transaction.

As used herein, except as the context otherwise requires, the term "Company" or "ReHo" refers to Retail Holdings N.V. The term "Asia Company" or "Singer Asia" refers to Singer Asia Limited.

The Company publishes its consolidated financial statements in US dollars and in accordance with accounting principles generally accepted in the United States of America.

The registered office of the Company is located at Schottegatweg Oost 44, Willemstad, Curacao, Netherlands Antilles, and its telephone number is 599-9732-2555. Certain administrative matters are handled in the United States by the Company's subsidiary, NV Adminservice Corporation, located at 280 North Bedford Road, Mt. Kisco, New York, 10549, and its telephone number is 914 241-3404. The Company's share transfer agent is Mellon Investor Services LLC, at P.O. Box 3315, South Hackensack, New Jersey 07606, and its telephone number is 800-522-6645 (or from overseas 1-201-680-6578). The Company's website is www.retailholdings.com.

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

Statements made herein with respect to ReHo's or Singer Asia's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of the Company or of the Asia Company. Forward-looking statements include but are not limited to those using words such as believe, expect, anticipate, plans, strategy, prospects, forecast, estimate, project, may or might, and words of similar meaning in connection with a discussion of future operations, financial performance, financial position, capital resources, and strategy and plans and objectives of management. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions and beliefs which are expressed in light of the information available to management at the time. The ultimate outcome in many cases is outside of management's control. The Company cautions you that no assurance can be given that expectations reflected in such forward-looking statements will prove to have been correct, that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and, therefore, that you should not place undue reliance on such forward-looking statements. You should not rely on any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The Company and the Asia Company disclaim any such obligation. Risks and uncertainties that might affect the Company and the Asia Company include, but are not limited to: general economic conditions, particularly in Asia, including levels of consumer spending; exchange rates, particularly between the US dollar and the currencies in which the Asia Company makes significant sales or in which assets and liabilities are denominated; the Asia Company's ability to continue to win acceptance of its products and services, which are offered in highly competitive markets; the payment at maturity of the unsecured subordinated promissory notes issued to the Company by KSIN and the secured promissory notes issued to the Company by AON International and Singer Jamaica; continuing relationships with financial institutions, suppliers and other creditors; and the outcome of contingencies.

Important information regarding risks and uncertainties is also set forth elsewhere herein, including, without limitation, elsewhere in this Introduction and in the sections entitled; Risk Factors, Information About the Company, Operating and Financial Review and Prospects, and the audited consolidated financial statements referenced in Financial Statements.

The information included in this Summary Annual Report does not purport to be inclusive of all of the information that might be included in a Form 20-F annual report. It only contains summary information that, in the opinion of management, is most relevant for understanding the Company's and the Asia Company's financial results during 2006.

As described in greater detail below, it is the Company's intention not to provide regular quarterly reports including the information that might be included in a Form 10-Q quarterly report. The Company expects to issue only a Summary Annual Report and a Summary Semi-Annual Report, the latter to include an unaudited, six month, Consolidated Statement of Operations and Consolidated Balance Sheet, with limited commentary. See, Risk Factors, Limited Disclosure, included herein.

RISK FACTORS

Risks to the Company and to the Asia Company are also discussed elsewhere herein, including, without limitation, in the other sections referred to in the Cautionary Statement With Respect to Forward-Looking Statements.

Economic Trends and Exogenous Events May Adversely Impact Results

Purchases of the Asia Company's products are to a significant extent discretionary. Economic downturns and resulting declines in consumption in Singer Asia's major markets (Sri Lanka, Thailand, Bangladesh and Pakistan), and in Asia generally, may adversely impact the level of sales and the consolidated results and financial position. Economic developments in these countries may also be impacted significantly by exogenous, unanticipated events such as was the case with the tsunami at the end of 2004 and the Pakistan/India earthquake in November 2005.

The Consumer Finance Business is Subject to Non-Performance Risks

Extension of consumer credit is an integral part of Singer Asia's operations. In most countries, accounts receivable are financed by the local operating companies. A significant economic downturn in a market, a sharp drop in the market price of products sold on credit, a negative exogenous shock, a loss of critical personnel, changes in local laws, or practice or civil disorder, among other factors, could reduce collection performance, impairing the value of the Asia Company's receivables, negatively impacting the consolidated results and financial position.

International Operations Have Special Risks

All of Singer Asia's operating activities are conducted in emerging markets. There are a number of special risks inherent in doing business in these markets, including, among others, less stable political systems, uncertainty with respect to regulatory and legal procedures, breakdowns in civil order, difficulties in recruiting and retaining personnel, reduced protection for intellectual property rights, and potential adverse changes in tax regimes. If Singer Asia is unable to manage the risks inherent in its international activities, this may adversely affect the consolidated results and financial position.

There Are Intense Competitive Pressures

Singer Asia's operations face a broad range of competitors and potential competitors, from large international companies to small independent dealers. Some of these competitors have greater financial, technical and marketing resources available to them than does the Asia Company. Others may be willing to engage in unethical or illegal business practices that may give them at least a temporary advantage. The competitive environment has become increasingly demanding due to a number of factors, including increased price competition reflecting global over-capacity for most of the products the Company sells, the growth of new, more efficient sales channels, such as mass merchants, and the broadening of consumer credit alternatives in certain markets.

Foreign Exchange Fluctuations May Negatively Impact Results

Local currency denominated financial results in each of the operating companies around the world are translated into US dollars by applying the weighted average market exchange rate during each financial reporting period. Local currency denominated assets and liabilities are translated into US dollars by applying the market exchange rate at the end of each financial reporting period. Accordingly, the financial results, as reported in the consolidated profit and loss statement, and the assets and liabilities, as reported in the consolidated balance sheet, are subject to foreign exchange rate fluctuations.

Facilities and Information Systems are Subject to Damage

Facilities are located throughout the world and are subject to the possibility of disaster or outage or similar disruption as a result of any of a number of events. As the role of information systems becomes more important in the Company's and Asia Company's operating activities, shutdowns of information systems due to disasters, software and hardware defects, and computer viruses pose increasing risks. This may affect operating activities, generate expenses relating to physical or personal damage, or may otherwise have a negative impact on the consolidated results and financial position.

The Company's Shares are Currently Quoted Only on the "Pink Sheets"

The Company does not anticipate that its common shares (the "Shares") will be listed on any U.S. or overseas securities exchange, the NASDAQ National Market System, the NASDAQ Small Cap Market, the OTC Bulletin Board or a similar trading system. Price quotations for the Company's Shares are only available on the "Pink Sheets" quotation service, under the symbol "RHDGF". Brokers should be able to continue trading ReHo's Shares using the "Pink Sheets" quotation service as long as the Company is current in providing to the Securities and Exchange Commission ("SEC") the materials that it makes available to its shareholders or is required to file in the Netherlands Antilles. If the Shares cease to be traded, shareholders seeking to sell or buy Shares will only be able to do so with considerable difficulty and at prices that may not reflect the Shares' theoretical inherent value. Even to the extent that quotations on the "Pink Sheets" service continue, there is no assurance that there will be adequate liquidity or that there may not be wide swings in prices and significant differences between "bid" and "asked" prices, which will make trading difficult and could cause prices for the Company's Shares to deviate substantially from their theoretical inherent value.

The Company Provides Only Limited Disclosure

Pursuant to the laws and regulations of the Netherlands Antilles, the Company is only required to provide certain information to shareholders on an annual and semi-annual basis. The Company also intends to make available the information required by Rule 15c2-11 under the Securities Exchange Act of 1934, as amended, although it is not required to do so. The Company expects to issue only a Summary Annual Report, including audited consolidated financial statements and notes, with limited commentary, and a Summary Semi-Annual Report, including an unaudited, six-month, Consolidated Statement of Operations and Consolidated Balance Sheet, with limited commentary. The decision to not provide quarterly reports and more comprehensive annual and semi-annual reports could make it more difficult for investors to assess the Company and its results and prospects and, thereby, could result in less liquidity for the Company's Shares and prices that may not reflect the Shares' theoretical inherent value.

INFORMATION ABOUT THE COMPANY

Company Overview

Retail Holdings N.V. ("ReHo" or the "Company") is a holding company with three principal assets:

1. A 56.8% equity interest in Singer Asia Limited ("Singer Asia" or the "Asia Company"), who through operating units located in selected emerging markets in Asia acts as a distributor of consumer durable products, with consumer credit and other financial services available to qualified customers (more fully described below);
2. Seller notes, primarily arising from the sale of the Singer world-wide sewing business and trademark in September 2004 (more fully described below and in Notes 7 and 15 to the Financial Statements); and
3. Cash and cash equivalents, $9.8 million as of December 31, 2006.

ReHo has no operating activities other then those carried out through the Asia Company.

Singer Asia was formed in 2003 to hold the Company's interests in the Singer distribution companies in Asia (Bangladesh, India, Indonesia, Pakistan, Philippines, Sri Lanka, Thailand and Vietnam). In July, 2003, ReHo concluded the placement with a private investment fund (the "Fund") of a 43.2% minority equity interest in Singer Asia. The Fund paid $30.0 million in cash to acquire the stake in Singer Asia. ReHo retains a 56.8% equity interest in Singer Asia and continues to consolidate the results of these operations in its own financial statements.

In September 2004, ReHo completed the sales of the Singer world-wide sewing business and of the ownership of the Singer® trademark to KSIN Holdings, Ltd. ("KSIN"), now called "SVP," an affiliate of funds managed by Kohlberg & Co., LLC (the "KSIN Transaction"). The total consideration consisted of approximately $65.1 million of cash, $22.5 million of unsecured, subordinated, promissory notes due September, 2010 and 2011, and the pay off or assumption by KSIN of approximately $47.0 million of sewing-related debt, subject to a post-closing price adjustment. Singer Asia continues to have a royalty bearing license for the use of the Singer® trademark in most Asian countries and Australia/New Zealand and continues to be the exclusive distributor of Singer® brand sewing machines in most of Asia.

In June 2005, ReHo completed the sale of Singer Jamaica Limited to AON International for a total consideration of approximately $8.2 million, consisting of approximately $2.7 million in cash and approximately $5.5 million in three notes to be repaid in the period through March, 2010.

The tangible net assets on an unconsolidated basis of ReHo, the holding company, at December 31, 2006 were $67.1 million, equivalent to $13.19 per Share outstanding. Reflecting the inclusion of goodwill, primarily associated with the Company's investment in Singer Asia, total net assets, including intangibles, on an unconsolidated basis of ReHo, the holding company, at December 31, 2006 were $81.4 million, equivalent to $16.00 per Share outstanding.

The underlying tangible assets and liabilities on a book value basis as of December 31, 2006 **(which may be greater or less then realizable value)** are as follows (in US $000):

Tangible Assets:		
Cash and cash equivalents	$	9,800
Investment in Singer Asia		64,503
less: Minority interest in Singer Asia		(27,865)
Net investment in Singer Asia		36,638
KSIN and Jamaica Notes		23,039
Other tangible current and non-current assets		380
Total Tangible Assets:		**69,857**
Tangible current and non-current liabilities		**2,773**
Net Tangible Assets:	**$**	**67,084**

ReHo's current strategy is to maximize and monetize the value of its assets with the medium-term objective of liquidating the Company and distributing the resulting funds and any remaining assets to its shareholders. The Company will seek to grow, to enhance the profitability of, and to increase the potential public market and private sales value of Singer Asia, with the objective of monetizing ReHo's investment in Singer Asia, either through a public offering and subsequent distribution of any remaining Singer Asia shares or through a sale of the Asia Company.

Principal repayments of $7.5 million and $19.4 million from the KSIN Notes are due September 2010 and 2011, respectively, subject to possible downward revision for additional, optional cash interest payments before then and for successful indemnity claims, if any, by KSIN in connection with certain representations and warranties given by the Company in the KSIN Transaction (see Notes 7 and 20 to the Financial Statements). Principal repayments totaling $2.8 million are due from the Jamaica Notes in the period through March, 2010 (see Note 15 to the Financial Statements).

In the interim, pending the ultimate liquidation of the Company, ReHo's strategy is to minimize holding company personnel and cost of administration.

ReHo over the past several years has used a portion of the cash and cash equivalents in excess of its requirements, initially, to purchase general, unsecured claims against Old Singer that would have resulted in the claimant receiving the Company's Shares, and, more recently, to purchase Shares in both private and market transactions and to purchase unexercised options (see below, Additional Information - Shareholding). The Company expects to continue this effort.

In addition, the Company anticipates recommending for shareholder approval at the next Annual General Meeting of Shareholders ("AGM") a proposal to pay a dividend distribution, the Company's first dividend, to be paid to shareholders of record at the date of the AGM, most likely in the summer of 2007. The Company anticipates making similar recommendations in subsequent years.

Singer Asia Overview

Singer Asia is a holding company whose subsidiaries are engaged in the distribution of a wide variety of consumer durable products in selected emerging markets in Asia, with consumer credit and other financial services available to qualified customers. Distribution is through three principal channels: 1) retail; 2) direct selling; and 3) wholesale, licensing and third party distribution.

The Asia Company has been engaged for many years in the distribution of consumer durable products, with credit, in the markets where it currently operates retail or direct selling businesses:

Bangladesh	since 1905
Pakistan	since 1905
Sri Lanka	since 1877
Thailand	since 1905

In each of these countries, Singer Asia is the leading retailer or direct seller of durable products for the home. In these markets, and throughout Asia, the Asia Company is recognized by consumers as a trusted source of reliable, quality, consumer products, as well as being identified with the availability of consumer credit. This is a business with significant potential to grow along with these emerging economies and the expansion of their consumer middle – and lower – income classes.

Singer Asia's ongoing business strategy is as follows:

- To grow its retail and consumer financial services businesses in Bangladesh, Pakistan and Sri Lanka, and to seek to develop a retail and financial services business in India, with the objective of maintaining the Asia Company's status in its existing retail markets as the number one retailer of durable products for the home and the number one provider of consumer credit to middle - and lower – income consumers, with a unique retail presence throughout the Indian subcontinent.

  To realize this objective, Singer Asia is seeking to capitalize on its extensive distribution network-- already the largest on the subcontinent --its offer to customers of consumer credit and other financial services, and its right to engage in nationwide retailing in India. The Asia Company intends to further increase the number and variety of distribution points including introducing new store formats and a greater multi-brand offering, to penetrate further into rural under-serviced markets, to renovate and modernize its existing stores and improve their merchandising, to significantly broaden the product offering including introducing additional digital products and personal computers, to significantly expand the financial services offering, and to introduce first-class, developed-country, marketing standards and concepts, including catalogues, call centers and loyalty cards, into these markets.

- To restore the profitability of its direct selling business in Thailand, the largest direct seller of consumer durables in that country, with the objective of again becoming the leading provider of durables for the home, and of credit and other financial services, to middle-and-lower income consumers outside of Bangkok.

- To develop its wholesale, licensing and third party distribution activities in those markets where it currently is either operating a wholesale business, such as in India and the Philippines, it has existing licensees, such as in Australia and Malaysia, or it has existing third party distributors, such as in Indonesia, and in other markets throughout Asia, with the objective of having a wholesale, licensing or third party distribution presence in most of developing Asia.

- To improve the credit granting and collection process including introducing automated point scoring systems, joining and -- where not available -- establishing credit bureaus and nationwide consumer blacklists, making greater use of third-party collection agencies and enforcing strict repossession policies.

- To continue ongoing programs to centralize and improve product sourcing.

- To enhance operating and financial performance through continued systems, management and organizational improvements including the introduction in Bangladesh, Pakistan, Sri Lanka and Thailand in 2007 and 2008 of new management information systems designed to improve overall management and efficiency, strengthen inventory and receivables management, and better control selling and administrative costs.

- To selectively invest in those Asian markets where it currently operates, and in other Asian markets, in companies and sectors that also address the needs of Singer Asia's customers. This may include the acquisition of existing businesses including of competitors. The Asia Company also will selectively divest non-core assets where appropriate.

Singer Asia's revenues are somewhat seasonal, generally increasing during certain holidays or festival periods. Overall, revenues tend to be slightly higher than average in the fourth quarter and, to a lesser extent, in the first quarter of each year, with the lowest revenues generally in the third quarter.

For additional information regarding Singer Asia, see the Singer Asia website: www.singerasia.com

Products

Singer Asia distributes of a variety of consumer durable products, especially products for the home. Products include: home appliances, such as refrigerators, washing machines, small kitchen appliances and sewing machines; electronic equipment, such as color televisions, including digital, plasma and LCD products, home theatre, DVD players, and portable audio products; and additional consumer products depending on the market, such as motorcycles in Thailand, Sri Lanka and Bangladesh, home furnishings in Sri Lanka, and personal computers in Sri Lanka and Bangladesh. New types of products are reviewed and added to the local product offering on a regular basis.

Most products, other than motorcycles, continue to be sold using the Singer® brand although an increasing share, especially in Sri Lanka, and, to a lesser extent, in Pakistan and Bangladesh, are now being sold using a variety of other well-known names, often under exclusive brand distribution arrangements.

Most of the consumer durable products sold by the Asia Company are sourced from third party manufacturers (either in fully assembled or kit form). Singer Asia has maintained strong historical relationships with several leading manufacturers.

In some cases, where there are local efficiencies or tax or duty incentives, assembly of certain products is carried out by the local Singer Asia operating company. Presently, televisions and motorcycles are assembled in Bangladesh; refrigerators, gas appliances and sewing machines are manufactured and televisions are assembled in Pakistan; and refrigerators, furniture, domestic and agricultural water pumps and paddy threshers are manufactured, and washing machines and sewing machines are assembled in Sri Lanka. Singer Asia also manufactures electric wire and cable in Bangladesh.

Historically, each Singer Asia operating company independently sourced its consumer durable products. Singer Asia in 2004 introduced a central sourcing program for these products with the objective of realizing price and feature improvements. This effort is facilitated by a trend to greater standardization of the product line throughout the Asia Company's markets.

Consumer Credit Operations and Financial Services

Extension of consumer credit has been an integral part of the Company's operations since shortly after the business was founded over 150 years ago. Consumer credit is a key element of the sales offering in the emerging markets in which the Asia Company operates as other forms of credit are less readily available for the middle - and lower - income consumers in these markets -- who are Singer Asia's target customers-- than is the case in more developed countries. In addition to providing a strong impetus to sales, consumer credit continues to be an important component of revenue; finance charges on consumer installments represented approximately 20% of the Asia Company's total revenue in 2006.

The Asia Company's credit activities generate installment accounts receivable which are outstanding from three to 48 months and bear interest at rates based upon prevailing consumer interest rates in the various local markets. These accounts receivable are financed by the local Singer Asia companies. It is the Asia Company's practice to finance such accounts receivable by borrowing funds in the country where such accounts receivable originate. Singer Asia had a total of over 770,000 active installment accounts as at December 31, 2006, with a total installment accounts receivable, net of unearned finance charges and allowances, of $125.9 million.

Singer Asia also offers a variety of consumer protection plans, including extended warranties, protection against product loss or damage due to fire, theft or natural calamities, and debt forgiveness in the event of the death or other extraordinary interruption in a customer's repayment ability.

The Asia Company, through a finance company subsidiary in Sri Lanka and a finance company affiliate in the Philippines, helps promote dealer and related consumer financing in these markets. Through a financial services affiliate in Bangladesh and the finance company subsidiary and financial service affiliates in Sri Lanka, the Asia Company also is engaged in leasing and merchant banking.

Retail

In Bangladesh, Pakistan and Sri Lanka, Singer Asia operates nationwide chains of Asia Company retail stores and affiliated agent shops, supplemented, in the case of Sri Lanka and Pakistan, by an extensive network of wholesale dealers and, in Sri Lanka, by a very limited number of direct selling agents. In each of these countries, Singer Asia is the number one retailer of durables for the home, with the largest number of stores. Store size ranges from approximately 200 square feet to approximately 13,500 square feet, with the largest stores in Sri Lanka.

Singer Asia also operates a very limited number of retail shops in India, primarily selling sewing machines, but with most distribution through independent distributors and dealers.

The number of distribution outlets by country is as follows:

	Stores, Agent Shops	Distributors and Dealers
Bangladesh	223	226
Pakistan	142	206
Sri Lanka	314	492
India	20	232
Total	699	1,156

Retail Operating Companies

Sri Lanka *(2006 Revenues: $117.6 million)*

Singer (Sri Lanka) Limited ("Singer Sri Lanka") operates 137 Singer® "Plus" retail stores and nine Singer ®"Mega" stores, one of which is the largest consumer durables, department store in the country. The company has an additional 139 Singer® agent shops. Singer Sri Lanka, during 2004, also introduced two new channels of distribution; 18 Sisil® retail stores now offer a somewhat different product and brand mix and 11 Modern Homes® furniture showrooms offer a variety of modern and traditional bedroom, dining room and occasional furniture and accessories. (Sisil® is a Sri Lanka heritage brand that was acquired by Singer Sri Lanka.) In addition, Singer Sri Lanka has more than 300 independent Singer® and 180 independent Sisil® dealers (some dealers carry both lines). The company has 1,417 employees.

Singer Sri Lanka is the largest retailer in Sri Lanka of durables for the home and has a very significant market share across several product categories including a 50% market share in refrigerators, a 33% market share in washing machines and a 29% market share in televisions, as well as a 75% market share in consumer sewing machines. Sales of non-sewing consumer durables represent about 86% of Singer Sri Lanka's total sales. Products traditionally have been sold using the Singer® brand, recognized again in 2006 as one of Sri Lanka's "Superbrands", but the operation has introduced new brands for certain products, often under exclusive brand distribution arrangements, including Akai®, Hitachi®, TCL® and Whirlpool® and, beginning in 2007, Samsung®. A multi-brand strategy is employed in the Singer® Mega and Singer® Plus stores.

At the end of 2006, Singer Sri Lanka had 358,000 active installment accounts with a total installment accounts receivable, net of unearned finance charges and allowances, of $45.6 million. Less than 2% of Singer Sri Lanka's installment accounts are in arrears over 60 days.

Singer Sri Lanka's strategy is to seek to further boost sales, building on the substantial growth of the last several years, by; modernizing and improving existing outlets, increasing the number and variety of sales locations, broadening and extending the brand and product offering, and increasing and improving sales and customer promotion. During 2006, Singer Sri Lanka: renovated 43 stores, added 21 new shops, introduced a selection of digital products, personal computers and improved warranty and product replacement programs nationwide, and extended the customer loyalty and call center programs introduced in 2005. To boost credit earnings, longer credit terms and a small personal loan program for established customers are being offered. The company also is considering extensions to its financial services activities to address other needs of its customer base including introducing a money transfer and overseas purchase program for Sri Lanka workers in other countries.

Singer Sri Lanka, together with Singer Asia, own controlling stakes (53% and 84%, respectively) in two Sri Lanka, publicly listed, manufacturing companies: Regnis (Lanka) Limited, a manufacturer of refrigerators and assembler of washing machines; and Singer Industries (Ceylon) Ltd., a manufacturer of sewing cabinets and security systems and assembler of sewing machines. Singer Sri Lanka, together with Singer Asia, also own significant stakes (30 and 20% (reduced from 50% during 2006), respectively) in two financial services companies: Commercial Leasing Co., Ltd., a financial leasing company; and First Capital Ltd., a merchant bank. Singer Sri Lanka owns 100% of Singer (Sri Lanka) Finance Company Ltd., a finance company subsidiary with a deposit-taking license.

For additional information regarding Singer Sri Lanka, see the Singer Sri Lanka website:
www.singersl.com

Bangladesh *(2006 Revenues: $37.3 million)*

Singer Bangladesh Limited ("Singer Bangladesh") operates 223 Singer® retail stores and agency shops. The company is the largest retailer in Bangladesh of durables for the home and has significant market shares across several product categories including a 29% market share in refrigerators, a 15% market share in washing machines and a 24% market share in televisions, as well as a 14% market share in consumer sewing machines. Sales of non-sewing products represent approximately 97% of Singer Bangladesh's total sales. Singer Bangladesh began during 2005 to offer non-Singer® brand home appliances, electronics and motorcycles, some of which brands are being sold under exclusive brand distribution arrangements; however, most products are still being sold using the Singer® brand.

Singer Bangladesh's strategy is to seek to further boost revenues by: increasing the number, variety and size of the company's sales locations, by modernizing and improving existing outlets, by improving and broadening the product and brand offering, by more aggressively promoting credit and the sale of consumer protection plans and extended warranties, and by additional sales promotion. During 2006; Singer Bangladesh renovated 16 stores, added 23 new shops, including its first large format store, and introduced a variety of digital products, personal computers and warranty and product replacement programs.

Singer Bangladesh owns an interest (45%, temporarily increased to 58% pending an IPO) in a financial leasing company, International Leasing and Financial Services, Ltd. During 2006, Singer Bangladesh began producing both consumer and industrial wire and cable; consumer wire and cable is sold through the company's retail shops and through specialized dealers, industrial wire and cable is sold through a dedicated company sales force.

For additional information regarding Singer Bangladesh, see the Singer Bangladesh website: www.singerbd.com

Pakistan *(2006 Revenues: $23.0 million)*

Singer Pakistan Limited ("Singer Pakistan") operates 142 Singer® retail stores, supplemented by 206 independent dealers. The company is the largest retailer in Pakistan of durables for the home. The company's stores sell a broad range of consumer durable products with the emphasis on televisions, refrigerators, air conditioners and freezers, gas appliances, washing machines and sewing machines. The company's dealers primarily sell Singer® brand gas appliances and, to a lesser extent, other products assembled at the Singer Pakistan factory. Sales of non-sewing consumer durables make up about 88% of Singer Pakistan's total sales. Most products are currently sold using the Singer® brand although other well-known brand televisions, white goods and motorcycles have recently been introduced as part of a strategy to become more multi-brand.

Singer Pakistan's strategy is to seek to boost sales by increasing the number of sales locations, by expanding and improving the product and brand offering, and by promoting more aggressively. During 2006; Singer Pakistan added 15 new shops, introduced a variety of new products and brands including multi-brand digital products, motorcycles and personal computers, and started a call center and a loyalty card program. Singer Pakistan was the first company in Pakistan to manufacture or sell "green gas" refrigerators and freezers. The company is also seeking to boost credit earnings by offering longer credit terms and somewhat easier credit, and to promote the sale of family protection plans.

For additional information regarding Singer Pakistan, see the Singer Pakistan website: www.singerpakistan.com.pk

India

Singer Asia presently operates two companies in India; Singer India Limited ("Singer India"), a 50% owned public company affiliate, and Brand Trading (India) Pvt. Ltd. ("BT India"), a 100% owned subsidiary. As an affiliate, Singer India's results are not consolidated in Singer Asia's or Reho's financial results; that company had 2006 revenues of $10.1 million. BT India had 2006 revenues of $7.2 million.

Singer India historically was a retailer of consumer durables, with consumer credit, with the emphasis on sewing machines and, to a lesser extent, refrigerators, televisions and small appliances. Continuing a business started in 1905, Singer India is only one of two multi-nationals with a right to retail nationwide in India.

Singer India is currently undergoing a restructuring. Presently, it sources Singer® and Merritt® brand consumer sewing machines from suppliers in India and from SVP, which it on sells to BT India and to a distributor with dealers in the northern, eastern, and western regions of India. The company also sources small appliances from third-party vendors for sales to its distributor, for on sale throughout India. Singer India continues to operate 20 Singer® retail stores in attractive locations in India. Sales of sewing products currently represent about 97% of Singer India's total sales.

Singer India incurred substantial losses in the period prior to its business restructuring. In May 2005, Singer India was registered as a "Sick Company" by the BIFR pursuant to the Sick Industrial Company's (Special Provisions) Act 1985 of India; this registration provides certain legal protection against creditors. There can be no assurance, however, that BIFR registration or any other steps being taken by Singer India will permit the necessary successful financial restructuring of that company. (See Note 21 to the Financial Statements.)

BT India was established in 2005 to operate a new wholesale business. The company purchases Singer® and Merritt® brand consumer sewing machines from Singer India, which it on sells to consumer sewing product dealers and government agencies in the South of India and to military canteens throughout India. BT India currently has 231 dealers. BT India does not operate any retail locations. The company does not sell any non-sewing products.

For additional information about Singer India and BT India, see their respective websites:
www.singerindia.net and www.btindia.org.

Direct Selling

Singer Asia currently has one direct selling operation, Singer Thailand.

Thailand *(2006 Revenues: $49.3 million)*

Singer Thailand Public Company Limited ("Singer Thailand") operates 223 Singer® direct selling locations. The direct selling locations, which are primarily located outside of Bangkok, serve primarily as a base for canvassers (direct selling agents)/collectors who sell door-to-door, and as local warehouses. More than 4,700 canvassers/collectors are employed by the Singer Thailand operation.

Singer Thailand is Thailand's largest direct seller of durables for the home, a position further strengthened at year end by the exit from that market of the company's two largest direct competitors. Singer Thailand has a small but still significant -- given the size of the market -- market share across several consumer durable product categories. Sales of non-sewing consumer durables represent approximately 93% of Singer Thailand's total sales. Most of the consumer durable products sold by Singer Thailand, other than motorcycles, are sold using the Singer® brand: all of the motorcycles are sold using third-party brands. At the end of 2006, Singer Thailand had 296,000 active installment accounts with a total installment accounts receivable, net of unearned finance charges and allowances, of $67.5 million.

Singer Thailand was honored during 2004 to receive the coveted Garuda award from the King of Thailand for the company's contribution to the social welfare of the people of Thailand.

Singer Thailand's strategy is to seek to return to profitability after the significant losses in 2006, primarily reflecting poor collection performance, especially for motorcycle accounts, and the consequent need to revert more products in the face of sharply declining used product prices. The objective is to again become the leading, and a profitable provider of durables for the home, and of credit and other financial services, to middle – and lower- income consumers outside Bangkok.

Singer Thailand is consolidating operations, reducing period cost, while seeking to grow appliance sales through an improved product offering and more promotional trade-in policies. The company has introduced a new, more centrally controlled credit granting process including a centralized blacklist and reference to an external credit bureau for all motorcycle and large appliance credits. A new business model, which separates the sales and collection functions, was successfully introduced in 2004; this model is now being rolled out to additional areas, particularly those with poor collection performance, as it appears to generate improved collections and a better sales product mix as compared with Singer Thailand's traditional direct selling model. Singer Thailand has also introduced a call center to verify credit contact information, to assist in collection and to attract new customers who otherwise might not be visited by a canvasser.

For additional information regarding Singer Thailand, see the Singer Thailand website:
www.singerthai.co.th

Wholesale, Licensing and Third Party Distribution

Wholesale

Singer Asia currently operates wholesale businesses in India and the Philippines. The India business is described above.

Singer Philippines Inc. ("Singer Philippines") had 2006 revenues of $5.1 million. Singer Philippines has 176 exclusive, franchise dealers who sell Singer® sewing machines and a limited selection of Singer® appliances, and 76 non-exclusive dealers, including mass merchants, who sell Singer® sewing machines. Sales of non-sewing products represent 72% of Singer Philippines' total sales. Singer Philippines owns an interest (40%) in a finance company affiliate, Singer Finance Corporation, that finances most consumer installment accounts of the Singer exclusive dealers.

Singer Philippines' strategy is to seek to increase the number and quality of exclusive dealers by introducing a more attractive and better priced product line-up and by providing additional dealer support. The company is also seeking to reduce period costs and to improve collection performance at the company's finance affiliate.

For additional information regarding Singer Philippines, see the Singer Philippines website:
www.singermanila.com.ph

Licensing

Singer Asia has a royalty bearing license from SVP, the owner of the Singer trademark, allowing the company to: use the Singer name in its company and its subsidiary company names; to use the Singer® trademark on its stores and on the non-sewing products it manufactures or sources, subject to appropriate quality and other standards; and to license the Singer name and the trademark to third party licensees in most of Asia including China and in Australia and New Zealand, but excluding Japan and Korea. The royalty rate is set at 1.0% of consolidated revenues.

Singer Asia, in turn, has entered into royalty bearing license arrangements with third-party licensees. In Malaysia, these licensing arrangements allow Singer Malaysia to use the Singer name in its company name and to use the Singer® trademark on its stores and on the products it manufactures or sources. Singer Malaysia pays the Asia Company a royalty calculated as a percentage of revenue. For additional information regarding Singer Malaysia, see the Singer Malaysia website: www.singer.com.my

In Australia, these licensing arrangements allow the local Singer sewing machine distributor to apply the Singer® trademark to specific consumer durable products that it sources. The Australian licensee pays the Asia Company a royalty calculated as a percentage of sales of these products, with a minimum annual royalty.

The Asia Company is seeking to identify licensees in additional markets throughout Asia where it does not have and does not contemplate having its own retail, direct selling or wholesale operation. Licenses may take the form of a pan-Asian license of the Singer® trademark for a specific product category or categories, such as air conditioners, or of a license of the Singer® trademark for distribution locations and for non-sewing products in a particular market, such as Vietnam.

Third Party Distribution

The Asia Company also continues to look for opportunities to arrange for third party distribution in those Asian markets where Singer Asia does not currently have its own operations or licensees but where it has the exclusive right to use the Singer name and trademark. Distribution may be for sewing products sourced from SVP or for non-sewing products manufactured or sourced by Singer Asia or one of its subsidiary companies, especially Singer Asia Sourcing Limited. Presently, Singer Asia has a third party distributor for sewing products in Indonesia.

Organizational Structure

Singer Asia's principal operating companies are as follows:

Name	Country of Incorporation	Singer Asia's Interest (%)
Brand Trading (India) Pvt. Ltd.	India	100.0
Singer Asia Sourcing Limited	British Virgin Islands	100.0
Singer Bangladesh Limited	Bangladesh	80.0
Singer India Limited	India	49.6
Singer Indonesia Limited	Indonesia	68.0
Singer Pakistan Limited	Pakistan	70.1
Singer Philippines Inc.	Philippines	100.0
Singer (Sri Lanka) Limited	Sri Lanka	81.0
Singer Thailand Public Company Limited	Thailand	53.4

Five of these principal companies and two subsidiaries in Sri Lanka are publicly traded. The public companies, their listing location, their total market value and the market value of Singer Asia's stake (in turn, 56.8% owned by ReHo) are as follows:

Company	Listing	Market Value at December 31, 2006 ($ millions)	Value of Singer Asia's Holding at December 31, 2006 ($ millions)
Singer Bangladesh Limited	Dhaka and Chittagong	$18.6	$14.9
Singer India Limited	Delhi and Mumbai	2.7	1.3
Singer Pakistan Limited	Karachi and Lahore	8.9	6.3
Singer (Sri Lanka) Limited	Colombo	43.3	35.1
Other Sri Lanka public subsidiaries	Colombo	3.9	2.8
Singer Thailand Public Company Limited	Bangkok	16.7	8.9
			$69.2

Offices

Singer Asia and its principal subsidiaries maintain management or administrative offices in the following locations:

Dhaka, Bangladesh	: 5-B, Road #126, Gulshan -1, Dhaka -1212, Bangladesh
Hong Kong, SAR, PRC	: 7th Floor, Baskerville House, 13 Duddell Street, Central, Hong Kong
New Delhi, India	: A-26/4, IInd Floor, Mohan Co-operative Industrial Area, New Delhi 110044, India
Karachi, Pakistan	: No. 608, 6th Floor, Beaumont Plaza, Beaumont Road, Karachi-3, Pakistan
Manila, Philippines	: 2100 Chino Roces Ave. Extension, Makati City, Philippines
Colombo, Sri Lanka	: 320, Dr. Colvin R. De Silve Mawatha, Colombo 2, Sri Lanka
Bangkok, Thailand	: 72 CAT Telecom Tower, 17th Floor, Charoen Krung Road, Bangkok 10500, Thailand

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Management Discussion and Analysis

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements of the Company for the twelve months ended December 31, 2006. This section contains forward-looking statements that are subject to the "Cautionary Statement With Respect To Forward-Looking Statements" appearing elsewhere herein. Risks to the Company are also discussed elsewhere herein.

Results of Operations

Year Ended December 31, 2006 and December 31, 2005

The Company's 2006 consolidated results are impacted significantly by the results for Thailand where poor collection performance on motorcycle installment accounts, among other factors, resulted in a significantly higher level of product reverts (which are accounted for as negative sales) and higher bad debt and inventory provisions (the latter, also being impacted by declining used motorcycle prices). The resulting introduction during the year of new, tighter credit granting procedures, the restructuring and consolidation of the operation, and the need to provide a valuation reserve for a portion of the deferred tax asset, further impacted the Thailand results.

For the year ended December 31, 2006, the Company reported consolidated revenue of $243.7 million compared to consolidated revenue of $295.1 million for the same period in 2005, a decrease of $51.4 million or 17.4%. The decline in consolidated revenue is due to the $73.3 million drop in Thailand's revenue. Revenue at the retail operating units in Bangladesh, Pakistan and Sri Lanka increased by $23.8 million in 2006, to $177.9 million, or by 15.4%, as compared to the same period in 2005. Overall, consolidated revenue, excluding Thailand, showed a 12.7% increase over prior year.

The Company's revenue in 2006 includes $47.8 million of finance earnings on consumer credit sales compared to $52.2 million of finance earnings on consumer credit sales for the same period in 2005. The decrease in finance earnings is due to decreased credit earnings in Thailand, partially offset by increased credit earnings at the retail operating units in Bangladesh, Pakistan and Sri Lanka as a result of their strong sales and credit promotion.

Gross profit for the year ended December 31, 2006 was $100.7 million, representing a gross profit as a percentage of revenue of 41.3% as compared to $115.0 million and a gross profit percentage of 39.0% for the year ended December 31, 2005. The increase in gross profit percentage is primarily due to the significant decline in Thailand's motorcycles sales which have a lower gross profit contribution. Gross profit at the retail operating units in Bangladesh, Pakistan and Sri Lanka was $59.7 million for the year ended December 31, 2006, representing a gross profit as a percentage of revenue of 33.6%, as compared to $48.6 million and a gross profit percentage of 31.5% for the year ended December 31, 2005.

Selling and administrative expense for the year ended December 31, 2006 was $111.4 million, representing 45.7% of revenue, as compared to $109.5 million and 37.1% of revenue for the year ended December 31, 2005. The increase in selling and administrative expense as a percentage of revenue is primarily due to Thailand's significant sales decrease without a corresponding decrease in fixed selling and administrative expense coupled with increased bad debt provisions. Excluding Thailand, selling and administrative expense as a percentage of revenue would have improved to 26.4% in the year ended December 31, 2006 as compared to 29.2% for the same period in 2005. Selling and administrative expense at Retail Holdings' corporate declined to $2.8 million in 2006 as compared with $5.8 million for the same period in the prior year.

Operating income for the year ended December 31, 2006 was a loss of $10.6 million as compared to income of $5.6 million for the same period in 2005. The $16.2 million decline in operating income reflects the $23.4 million operating loss in Thailand in 2006 as compared to an operating profit in Thailand of $3.1 million for the same period in 2005. Operating profit at the retail operating units in Bangladesh, Pakistan and Sri Lanka increased $3.8 million to $20.0 million, an increase of 23.2% over prior year. The improvement in consolidated operating profit, excluding Thailand, also reflects reduced operating losses in India and reduced Retail Holdings' corporate expense.

Interest expense was $13.8 million and $9.8 million for the years ended December 31, 2006 and 2005, respectively. The increase in interest expense reflects higher interest rates and the increased financing required to support the increased level of installment receivables and other assets as a result of higher sales and promotion of credit in markets other than Thailand, including longer average credit terms in Sri Lanka.

Equity earnings from Operating Affiliates were $1.6 million and $0.6 million for the years ended December 31, 2006 and 2005, respectively. The $1.0 million improvement is primarily due to enhanced operating performance at an affiliate in Sri Lanka.

Royalty expense was $2.4 million and $3.0 million for the years ended December 31, 2006 and 2005, respectively. The decrease in royalty expense is due to decreased revenue in Singer Asia. The royalty expense is for the use of the Singer® trademark by the companies of Singer Asia.

Miscellaneous other income was $8.3 million and $22.1 million for the years ended December 31, 2006 and 2005, respectively. Other income in 2006 includes: $3.5 million of interest income from cash investments and the KSIN and Jamaica Notes receivable; a $3.0 million gain from reversal of a valuation reserve no longer required relating to a KSIN Note; and a $0.3 million gain on sale of property. Other income in 2005 includes: a $11.1 million gain upon deconsolidation of Singer India reflecting the reversal of losses previously recorded for Singer India that exceeded the Company's investment and exposure in Singer India; $9.7 million from settlement of the Company's liabilities to and distribution of the residual assets of Singer Exports, a subsidiary of Old Singer, on its liquidation; $2.8 million of interest income from cash investments and the KSIN and Jamaica Notes receivable; a $1.1 million gain resulting from a favorable legal settlement of an outstanding obligation; and a $0.4 million gain on sale of property. These gains in 2005 were partially offset by $1.4 million in legal settlements, principally relating to a discontinued operation in Mexico, and foreign exchange losses of $1.1 million.

Provision for income taxes amounted to $0.7 million and $4.3 million for the years ended December 31, 2006 and 2005, respectively. The $3.6 million decrease in provision for income taxes is primarily due to the negative income tax provision in Thailand reflecting the significant operating losses incurred during 2006, as compared to the small negative provision in Thailand for the same period in 2005. A valuation allowance of $7.9 million was established during the year for the deferred tax asset in Thailand, offsetting a portion of the provision related to the substantial Thailand loss.

Minority interest share in loss was $15.5 million for 2006 compared to minority interest share in income of $5.8 million for 2005. The shift in minority interest share from income to loss is primarily due to the significant net income loss in Thailand in 2006, compared to a small loss in 2005, which results are shared both by the 46.6% public shareholders of Singer Thailand and the 43.2% minority shareholder in Singer Asia.

The Company's loss from continuing operations for the year ended December 31, 2006 was $2.3 million as compared to income of $5.5 million in 2005. The deterioration of $7.8 million is primarily due to the decline in operating income, reflecting the deterioration in Thailand, coupled with a decrease in miscellaneous other income, which was partially offset by the increase in minority interest share in loss and a decreased income tax provision.

Loss from discontinued operations for the year ended December 31, 2005 was $0.4 million; there was no income or loss from discontinued operations in 2006. The loss from discontinued operation in 2005 was due to the loss on sale of Jamaica, net of earnings from operations, of $1.7 million, and additional termination benefits of $1.0 million, which were offset, in part, by the post closing purchase price adjustment relating to the KSIN transaction, which resulted in a gain of $2.3 million.

The net income available to Shares was a loss of $2.3 million for the year ended December 31, 2006 as compared to income of $5.1 million in 2005. This is equivalent to basic and diluted loss per Share of $0.44 in 2006, as compared to basic and diluted income per Share of $0.97 and $0.90, respectively, in 2005.

Liquidity and Capital Resources

Year Ended December 31, 2006

For the year ended December 31, 2006, the Company had a net cash inflow from operations of $10.6 million. This was primarily due to a $6.2 million decrease in other current assets, a $0.9 million increase in accounts payable and accrued expenses, and a $0.6 million decrease in accounts receivable and installments receivable due more than one year.

Net cash used in investing activities was $7.1 million, reflecting capital expenditures of $7.6 million, offset, in part, by proceeds of $0.2 million from the sale of Singer Vietnam and $0.2 million from the sale of property. Reduction in notes and loans payable amounted to $6.7 million, while additions to long term debt were $30.5 million and payments of long-term debt were $30.3 million.

Purchase of Shares and options for Shares, net of proceeds from Share options exercised, utilized $0.8 million. As a consequence of these purchases and the exercise of options, Shares issued and outstanding declined from 5,173,271 as of December 31, 2005 to 5,086,766 as of December 31, 2006; unexercised options outstanding declined from 325,00 as of December 31, 2005 to 281,500 as of December 31, 2006. Dividend payments by subsidiaries to minority shareholders totaled $0.6 million. The net effect was a decrease in cash and cash equivalents by $0.7 million to $32.5 million at December 31, 2006.

For a discussion of liquidity and capital resources during 2005, see the Company's 2005 Annual Report, dated April 2006.

Working capital as of December 31, 2006 was $90.2 million, showing an increase of $7.8 million from the $82.4 million of working capital as at December 31, 2005. This increase reflects, in part, the decline in current portion of long-term debt.

Neither the Company nor any of its subsidiaries were in default with respect to any interest or principal payments or with respect to any financial covenants under any of their lending arrangements.

Other

Research and Development

The Company does not carry out significant research and development, thus amounts spent on research and development for the years ended December 31, 2006 and 2005 were not material.

Environment

The Company is subject to a variety of environmental and pollution control laws and regulations in many jurisdictions in which it operates, and faces exposure from actual and potential claims involving such matters. The Company believes that any costs resulting from environmental matters known to it will not have a material, adverse impact on the Company's financial condition or results of operation. The amount spent on environmental and pollution matters was not material for the years ended December 31, 2006 and 2005.

Market Risks

The Company is exposed to market risk, including changes of foreign exchange rates and interest rates. The Company does not presently have any derivative financial instruments outstanding. The Company does not hold or issue financial instruments for trading purposes.

The Company is exposed to various foreign currency risks including, but not limited to, foreign denominated assets and liabilities, and revenues and expenses. Primary currency exposures include the currencies of the Indian subcontinent countries (Bangladesh, India, Pakistan and Sri Lanka,) and Thailand. The Company mitigates the risk from foreign currency fluctuations by seeking to match the currency of its liabilities with the currency its of assets. At present, the Company has no foreign exchange forward contracts outstanding.

The Company's exposures to market risk for changes in interest rates relates principally to its debt obligations, primarily these with variable interest rates. The Company mitigates the risk from interest rate increases by seeking to reduce the mismatch between the duration of its assets, and its liabilities and equity, and by adjusting the interest rate charged on installment receivables. At present, the Company has no interest rate forward contracts outstanding.

Accounting Policies

The significant accounting policies used by the Company in preparing its consolidated financial statements are described in Note 2 – Summary of Significant Accounting Policies of the consolidated financial statements included herein, and should be read to ensure a proper understanding and evaluation of the estimates and judgments made by management in preparing the financial statements. Recent accounting pronouncements are also described in that Note.

The Company's financial statements and accompanying notes are prepared in accordance with generally accepted accounting principles in the United States. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. These estimates are based on management's application of accounting policies, historical experience and assumptions that are believed to be reasonable.

DIRECTORS, CORPORATE OFFICERS AND EMPLOYEES

Board of Directors

The Board of Directors of the Company consists of five directors, with each director serving until the conclusion of the next AGM.

The following table sets forth certain information regarding the directors of the Company as at December 31, 2006:

Name	Age	Position
Stephen H. Goodman	62	Director, Chairman of the Board, President and Chief Executive Officer of the Company; Director, Chairman of the Board of Singer Asia
Antonio Costa	64	Director, Chairman of the Compensation Committee of the Company
Alex Johnston	42	Director of the Company and of Singer Asia
Stewart M. Kasen	67	Director, Chairman of the Audit Committee of the Company
Malcolm J. Matthews	66	Director of the Company and of Singer Asia

Stephen H. Goodman. Mr. Goodman was appointed a Director, Chairman, President and Chief Executive Officer of the Company effective September 2000. From the beginning of 1998 through that date he was a Director, President and Chief Executive Officer of Old Singer. Prior to joining Old Singer, Mr. Goodman was a Managing Director of Bankers Trust Company. Mr. Goodman is Chairman of the Board of Singer Asia; he also serves on the boards of a number of ReHo and Singer Asia subsidiaries.

Antonio Costa. Mr. Costa is the President and a Director of Singer Produtos Electricos S.A. ("Singer Produtos") and is an officer and director of its various affiliated companies. Singer Produtos and certain of its affiliates, which operate consumer products distribution businesses in Portugal and Spain, were acquired from Old Singer in September 2000 by a Portuguese investor group in which Mr. Costa holds a minority equity interest. Prior to the acquisition, Mr. Costa was Vice President, Europe, of Old Singer and was an officer and director of various Old Singer companies in Europe. Mr. Costa was appointed a Director of the Company in August 2001.

Alex Johnston. Mr. Johnston is the Managing Partner of Fleming Media, a rights and media acquisition fund backed by the Fleming family. Mr. Johnston was a co-founder of Freud Communications, the largest consumer public relations agency in the United Kingdom, where he was Creative Director for many years; Mr. Johnston's major clients at Freud Communications included PepsiCo and Unilever. Mr. Johnston was appointed a Director of the Company in September 2000. Mr. Johnston also serves on the board of Singer Asia.

Stewart M. Kasen. Mr. Kasen is the President and Chief Executive Officer and a Director of S&K Famous Brands, Inc. From September 2001 to April 2002, he served as President of Schwarzschild

Jewelers. Mr. Kasen also has served as the Chairman, President and Chief Executive Officer of Factory Card Outlet Corp. and Best Products, Co., Inc., as well as President and Chief Executive Officer of Emporium-Capwell Co., and Thalhimer Bros. Co., Inc. Currently, Mr. Kasen serves on the boards of Gordman's, Lenox Group Inc. and Markel Corp. Mr. Kasen was appointed a Director of the Company in September 2000.

Malcolm J. Matthews. Mr. Matthews is a member of the Board of Directors and a consultant to TAL Apparel Ltd., a multi-national garment manufacturer. Mr. Matthews served as a consultant to Old Singer during late 1999 and early 2000, managing the program to identify new third-party suppliers of sewing machines. He is the former Managing Director/Chief Executive Officer of the Hong Kong & China Gas Company, a Hong Kong public utility. Mr. Matthews had been deputy Chairman of the Federation of Hong Kong Industries and President of the Hong Kong Institution of Engineers. Mr. Matthews was appointed a Director of the Company in September 2000. Mr. Matthews also serves on the board of Singer Asia.

Messrs. Kasen (Chairman), Costa, Johnston and Matthews are members of the Audit Committee of the Board of Directors, which is authorized to act on behalf of the Board in respect of matters relating to the selection of auditors and audit and accounting issues. Messrs. Costa (Chairman), Kasen, Matthews and Johnston are members of the Compensation Committee of the Board, which is authorized to act on behalf of the Board in respect of matters relating to compensation and benefits, and also serves as the Stock Option Committee, which acts as administrator under the Company's stock option plan.

The Board of Directors has determined that at least one member of the Audit Committee of the Company's Board of Directors, Mr. Stewart M. Kasen, Chairman of the Audit Committee, is an audit committee financial expert, as that term is defined in Regulations under the United States Securities Exchange Act of 1934, as amended. Each of the Company's directors, other than Mr. Goodman, meet the independence standards contained in the New York Stock Exchange Listed Company Manual, although the Company is not listed on and is not subject to the rules and regulations of the New York Stock Exchange.

In addition to Messrs. Goodman (Chairman), Johnston and Matthews, Mr. Tobias Brown and Mr. Peter James O'Donnell, both representatives of the Fund, serve as directors of Singer Asia.

Corporate Officers

The following information sets forth certain information regarding the other officers of the Company as at December 31, 2006.

Name	Age	Position
Gavin Walker	37	Vice President of the Company President and Chief Executive Officer of Singer Asia
Hemaka D. S. Amarasuriya	63	Vice President of the Company and of Singer Asia
Mahbub Jamil	65	Vice President of the Company and of Singer Asia
Kamal Shah	66	Vice President of the Company and of Singer Asia
John Nashmi	39	Vice President, Controller and Chief Accounting Officer of the Company
Amy Pappas	47	Assistant Secretary of the Company

Gavin J. Walker. Mr. Walker was appointed a Vice President of the Company in August 2005. He also serves as the President and Chief Executive Officer of Singer Asia. Prior to joining the Company, Mr. Walker served as Managing Director of a land banking and trading organization in the United Kingdom and as Managing Director of a company in the consumer insurance business in South Africa. Earlier, he had served as Chief Executive Officer of Profurn Ltd, a South African public company that was a multi-brand retailer of electrical appliances and furniture (including Singer® brand electrical appliances under license). Mr. Walker serves on the boards of a number of Singer Asia subsidiaries.

Hemaka D. S. Amarasuriya. Mr. Amarasuriya was appointed a Vice President of the Company in October 2005. Prior to that time he was an area manager for the Company and for Old Singer. He is the Chairman and Managing Director of Singer (Sri Lanka) Limited and holds similar positions in its subsidiary and affiliated companies. Currently, Mr. Amarasuriya also serves on the boards of several public companies in Sri Lanka including Bata Shoe Company of Ceylon Ltd. and National Development Bank Ltd., and is on the board of a number of other Singer Asia subsidiaries outside Sri Lanka. He is a founder President of the Industrial Association of Sri Lanka and has served on a number of important government and quasi-government bodies. Mr. Amarasuriya has been with the Company for over 33 years.

Mahbub Jamil. Mr. Jamil was appointed a Vice President of the Company in August 2006. Mr. Jamil is the Chairman and Managing Director of Singer Bangladesh Limited; he also holds the position of Chairman in its affiliated company. Mr. Jamil is a Board Member of the International Chamber of Commerce, Bangladesh. He has also served as, President, Foreign Investors' Chamber of Commerce and Industry; President, the Metropolitan Chamber of Commerce and Industry; and Committee Member of the Bangladesh Employers' Federation. Mr. Jamil has been with the Company for over 22 years.

Daniel Philiponet. Mr. Philiponet was appointed a Vice President of the Company in April 2007. He is the Vice Chairman and Managing Director of Singer Thailand Public Company Limited. Mr. Philiponet returned to the Company during 2006 after several years' absence, during which time he was a partner in several real estate and restaurant ventures in Southern France. Earlier, he had served in various executive positions with the Company in Asia, Europe and Africa/Middle East. Mr. Philiponet has been with the Company for over 30 years.

Kamal Shah. Mr. Shah was appointed a Vice President of the Company in January 2001. From September 2000 to that date, he was Vice President, West Asia, responsible for specific retail and sewing markets in Asia. Prior to that time he was Vice President of Old Singer, responsible for these markets. Mr. Shah is Chairman and Chief Executive Officer of Singer Pakistan Limited. He also has management oversight responsibility for the Philippines. Mr. Shah serves on the boards of a number of ReHo and other Singer Asia subsidiaries outside Pakistan. Mr. Shah has been with the Company for over 39 years.

John Nashmi. Mr. Nashmi was appointed Vice President, Controller and Chief Accounting Officer of the Company in May 2005. From August 2001 to that date, he was Assistant Controller. Prior to joining the Company, Mr. Nashmi held financial positions in various companies, most recently as Chief Financial Officer of Hitcom Corporation, a U.S. public company. Mr. Nashmi serves on the boards of a number of ReHo and Singer Asia subsidiaries.

Amy Pappas. Ms. Pappas was appointed Assistant Secretary of the Company in August 2006. In February 2007 she was appointed Secretary of the Company. Ms. Pappas serves on the boards of a number of ReHo subsidiaries.

In addition to Messrs. Walker, Amarasuriya, Jamil, Philiponet and Shah, Mr. K.K. Gupta (Managing Director, Brand Trading (India) Private Limited), Mr. Theo N. Renard (Chief Financial Officer, Singer Asia), and Ms. Karen Tse (Controller, Singer Asia) serve as officers of Singer Asia.

Employees

As at December 31, 2006 the Company had approximately 9,740 employees, of whom, only four were not employees of Singer Asia or its subsidiaries. The work location of all of the Singer Asia employees is in Asia; all of the non-Singer Asia employees work in North America.

The Company has adopted a Code of Business Conduct that applies to all of its directors and to all of its employees including its and Singer Asia's corporate officers and other key employees. The Company has posted the text of the Code of Business Conduct on the Company's website at www.retailholdings.com.

Compensation

An aggregate of approximately $1.8 million in compensation, including salary and bonus, was paid by the Company to all of its directors and corporate officers as a group (11 persons) in the year ended December 31, 2006. Such amount does not include amounts expended by the Company for automobiles made available to senior management, expenses (including business travel, professional and business association dues and other similar expenses) reimbursed to directors and officers, employer paid taxes, or the cost of medical and similar plans available to all employees.

The Company adopted a short-term bonus plan for 2006 (the "2006 APA Program") which provides for cash awards to selected employees, with the amount of such awards being based on an assessment of the participants' and their business units' contribution towards achieving the Company's objectives for the year. Employees eligible to participate in the 2006 APA Program include senior corporate officers, general managers of business units and other key managers. The aggregate amount of the 2006 APA Program awards, the award, if any, to the Company's President and Chief Executive Officer, and awards to participants reporting directly to the Company's President and Chief Executive Officer, are subject to review and approval by the Compensation Committee.

Approximately $0.3 million in bonuses are being distributed in 2007 under the 2006 APA Program. Approximately $0.6 million in bonuses were distributed in 2006 under a similar bonus plan for the year 2005. A similar program has been put in place for 2007.

Neither ReHo or Singer Asia have pension plans for their corporate officers; some of the Singer Asia subsidiaries have pension or equivalent plans for their officers and other employees (see Note 19 to the Financial Statements). Under the terms of Mr. Goodman's extended and amended employment agreement, the Company is obligated at certain dates to purchase annuity contracts in Mr. Goodman's name. Contracts with a surrender value at age 65 of $0.1 million were purchased in 2006.

ReHo maintains a 401(k) profit sharing plan for eligible U.S. employees and a similar plan for Singer Asia corporate officers. The principal features of the U.S. plan permit eligible employees to contribute their own monies on a pre-tax basis up to 15% of base salary, subject to a cap, in accordance with section

401(k) of the Internal Revenue Code. For the year ended December 31, 2006, the Company provided a voluntary employer contribution of less than $50,000, representing 3% of the employees' base salary, subject to a cap. The Company paid $0.1 million in respect of such employer contributions for the year 2005. For the year 2007, the Company is also providing an employer contribution of 3% of an employee's base salary.

Director and Employee Share and Option Ownership

As of December 31, 2006, the total number of Shares and options for Shares of the Company beneficially owned by the persons listed above under "Board of Directors" and "Corporate Officers" was 1,460,889, representing approximately 27% of the total Shares and options outstanding. To the knowledge of the Company, none of the persons listed above beneficially owns more than 1.0% of the Company's Shares and options outstanding, other than Stephen H. Goodman who beneficially owns 1,384,856 Shares and options for Shares, representing approximately 26% of ReHo's total Shares and options outstanding.

The total number of stock options held by directors and corporate officers as of December 31, 2006, was 281,500, all of which options are now fully vested. Nil options were granted during 2006, 22,500 options were exercised, 21,000 options were repurchased by the Company unexercised, and nil options were forfeited during the year (see Note 18 to the Financial Statements). Mr. Goodman at December 31, 2006 beneficially owned 250,000 options for Shares, which amount is included in the totals for Mr. Goodman above.

ADDITIONAL INFORMATION

Shareholding

The following chart summarizes the Company's share capital as at December 31, 2006:

Class	Shares Authorized	Shares Issued, Outstanding and Fully-Paid	Shares Issued and Outstanding but not Fully-Paid	Par Value per Share
Preferred Shares				
Series A	40	0	0	$ 0.01
Other Preferred	999,960	0	0	$ 0.01
Shares	20,000,000	5,086,766*	0	$ 0.01

* Does not include 1,181,058 Shares classified as Treasury Shares.

Under the terms of the reorganization plan, holders of allowed general unsecured claims against Old Singer received substantially all of the Shares of the Company. The initial Share distribution was made in November 2001. The final distribution was completed in February 2005. The total initial Shares distributed were 8,121,828.

Pursuant to the terms of the reorganization plan, the Company issued to the U.S. Pension Benefit Guarantee Corporation, 40 shares of Series A Convertible Preferred Stock ("Preferred Shares") with a liquidation preference of $20.0 million. In 2003, a subsidiary of the Company purchased all of the Preferred Shares for $3.8 million. These shares, which were initially treated as Treasury shares for accounting purposes, were cancelled in August, 2006, and are not included as outstanding in the Financial Statements.

Under the terms of the reorganization plan, certain subsidiaries of the Company held allowed, general unsecured claims against Old Singer and against liquidating subsidiaries of Old Singer who, in turn, also had allowed claims against Old Singer. As a consequence of these claims, and as part of the distribution of the Shares referred to above, and the ultimate wind-up of the liquidating subsidiaries, the Company and its subsidiaries received 1,830,528 Shares. The Shares received by the subsidiaries were transferred to the Company.

ReHo has actively sought to further reduce the number of Shares and options for Shares outstanding. In 2002, 2003 and 2004 the Company and its subsidiaries purchased from certain former, third-party creditors of Old Singer their allowed, general unsecured claims against Old Singer, as a result of which the Company ultimately received 251,003 Shares. In 2003, 2004, 2005 and 2006, the Company, through negotiated transactions and open market purchases, acquired 1,335,646 Shares, including the purchase of 875,458 Shares in 2005, of which 662,089 Shares were purchased from Singer Exports, a liquidating subsidiary of Old Singer; 109,005 Shares were purchased in 2006. In 2005, the Company received 190,660 Shares most of which Shares were unclaimed by creditors and were forfeited pursuant to a United States Bankruptcy Court Order.

The 3,607,839 Shares transferred to, or purchased by the Company and its subsidiaries initially were treated as Treasury Shares. In August, 2006, 2,426,781 of the Shares were cancelled; 1,181,058 Shares remain as Treasury Shares. None of the cancelled Shares or Treasury Shares are included as outstanding in the Financial Statements

During 2004, 2005 and 2006, the Company also purchased from current and former directors and employees, 138,750 outstanding vested, but unexercised options, including the purchase of 93,750 options in 2005 and 21,000 options in 2006.

The evolution of the Company's Shares is as follows:

	Number
Opening Share Amount, September 30, 2000	**8,121,828**
Subsidiary claim Shares received	(1,670,732)
Liquidating subsidiary claim Shares received	(159,796)
Share claims purchased	(251,003)
Shares purchased	(351,185)
Options exercised	295,263
December 31, 2004 Balance:	**5,984,375**
Liquidating subsidiary claim Shares purchased	(662,089)
Additional Shares purchased	(213,369)
Brazil creditor unclaimed Shares forfeited	(187,627)
Miscellaneous adjustments	(3,033)
Options exercised	255,014
December 31, 2005 Balance:	**5,173,271**
Additional Shares purchased	109,005
Options exercised	22,500
December 31, 2006 Balance:	**5,086,766**
Vested Options Remaining Outstanding	**281,500**

There are no differences in voting rights among holders of the Shares.

The Company does not have sufficient data at this time to accurately estimate the portion of outstanding Shares which are held by residents of the United States or the current number of record holders in the United States.

To the knowledge of the Company, it is not directly owned or controlled by any other corporation, by any government or by any other natural or legal person, severally or jointly. The Company is not aware of any arrangement, the operation of which at a subsequent date would result in a change of control of the Company.

Trading

The following table sets forth the high and low closing sales prices per share of ReHo's Shares on the "Pink Sheets" quotation service for the periods indicated:

	High	Low
Annual highs and lows		
The year ended December 31, 2006	7.20	5.70
The year ended December 31, 2005	6.94	4.30
The year ended December 31, 2004	7.00	2.00
The year ended December 31, 2003	2.20	0.81
The year ended December 31, 2002	4.50	0.20
Quarterly highs and lows		
The year ended December 31, 2006		
4th Quarter	6.75	5.90
3rd Quarter	7.00	6.05
2nd Quarter	7.20	6.95
1st Quarter	7.20	5.70
Monthly highs and lows		
2007		
April	8.00	5.90
March	6.25	5.88
February	6.13	6.00
January	6.10	5.80
2006		
December	6.25	5.90
November	6.25	6.00
October	6.75	6.00

The last reported sale price of the Company's Shares on the "Pink Sheets" quotation service as of May 15, 2007 was $8.00.

Shareholders' Meetings, Articles of Association

All shareholders' meetings are to be held in Curaçao, the Netherlands Antilles.

The annual shareholders' meeting must be held to adopt the financial statements of the Company. Such financial statements and the annual financial report must be prepared within six months after the close of the preceding fiscal year and made available to the shareholders of the Company. Shortly thereafter the financial statements and the annual financial report must be presented to the Annual General Meeting of Shareholders for adoption of the financial statements.

ReHo's Articles of Association are posted on the Company's website at www.retailholdings.com.

Enforceability of Foreign Judgments

The Company has been advised by its Netherlands Antilles counsel, Zeven & Associates, that it is unlikely that (i) the courts of the Netherlands Antilles would enforce judgments entered by United States courts predicated upon the civil liability provisions of the United States Federal securities laws, and (ii) actions can be brought in the Netherlands Antilles in relation to liabilities predicated upon the United States Federal securities laws.

The Company has also been advised by its Netherlands Antilles counsel as follows: No treaty exists between the Netherlands Antilles and the United States providing for the reciprocal enforcement of foreign judgments. However, the courts of the Netherlands Antilles are generally prepared to accept a foreign judgment as part of the evidence of a debt due. An action may then be commenced in the Netherlands Antilles for recovery of this debt. A Netherlands Antilles court will, in principle, only accept a foreign judgment as evidence of a debt due if: (i) the judgment is for a liquidated amount in a civil matter; (ii) the judgment is final and conclusive and has not been stayed or satisfied in full; (iii) the judgment is not directly or indirectly for the payment of foreign taxes, penalties, fines or charges of a like nature (in this regard, a Netherlands Antilles court is unlikely to accept a judgment for an amount obtained by doubling, trebling or otherwise multiplying a sum assessed as compensation for the loss or damage sustained by the person in whose favor the judgment was given); (iv) the judgment was not obtained by actual or constructive fraud or duress; (v) the foreign court has taken jurisdiction on grounds that are recognized by the civil law rules as to conflict of laws in the Netherlands Antilles; (vi) the proceedings in which the judgment was obtained were not contrary to natural justice; (vii) the proceedings in which the judgment was obtained, the judgment itself and the enforcement of the judgment are not contrary to the public policy of the Netherlands Antilles; (viii) the person against whom the judgment is given is subject to the jurisdiction of the Netherlands Antilles court; and (ix) the judgment is not on a claim for contribution in respect of damages awarded by a judgment which does not satisfy the foregoing.

Enforcement of a foreign judgment in the Netherlands Antilles may also be limited or affected by applicable bankruptcy, insolvency, liquidation, arrangement, moratorium or similar laws relating to or affecting creditors' rights generally and will be subject to a statutory limitation of time within which proceedings may be brought.

RETAIL HOLDINGS N.V. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
(WITH INDEPENDENT AUDITORS' REPORT THEREON)

RETAIL HOLDINGS N.V. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

KPMG

KPMG Phoomchai Audit Ltd.
Empire Tower, 50th-51st Floors
195 South Sathorn Road
Bangkok 10120, Thailand

บริษัท เคพีเอ็มจี ภูมิไชย สอบบัญชี จำกัด
ชั้น 50-51 เอ็มไพร์ทาวเวอร์
195 ถนนสาทรใต้
กรุงเทพฯ 10120

Tel : 66 (2) 677 2000
Fax: 66 (2) 677 2222
www.kpmg.co.th

Independent Auditors' Report

To the Board of Directors of
Retail Holdings N.V.

We have audited the accompanying consolidated balance sheets of Retail Holdings N.V. and subsidiaries as of December 31, 2006 and 2005 and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of a majority-owned subsidiary (2005-two majority-owned subsidiaries), which statements reflect total assets constituting 9 percent and 32 percent and total revenues constituting 15 percent and 46 percent in 2006 and 2005, respectively, of the related consolidated totals. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for such companies, is based solely on the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Retail Holdings N.V. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

KPMG Phoomchai Audit Ltd.

Bangkok, Thailand
May 14, 2007

RETAIL HOLDINGS N.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2006 AND 2005

(in thousands of U.S. dollars, except share and per share amounts)

	Notes	2006	As Corrected 2005
ASSETS			
Current assets:			
Cash and cash equivalents		$ 32,454	$ 33,194
Accounts receivable	3	114,463	108,599
Inventories	4	56,758	53,799
Other current assets		19,610	20,878
Total current assets		223,285	216,470
Investment in affiliates	5	7,715	6,413
Installment receivables due in excess of one year	3	35,863	59,834
Property, plant and equipment	6	25,834	20,564
Goodwill and intangible assets		15,167	14,887
Other assets	7	27,629	23,875
Total assets		$ 335,493	$ 342,043
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Notes and loans payable	8	$ 70,789	$ 71,434
Current portion of long-term debt		24,278	30,814
Accounts payable		19,076	14,466
Accrued liabilities	9	18,911	17,374
Total current liabilities		133,054	134,088
Long-term debt, excluding current portion	10	53,560	46,623
Other non-current liabilities	11	15,157	13,812
Minority interest		51,451	63,459
Total liabilities		253,222	257,982
SHAREHOLDERS' EQUITY:	12		
Preferred shares, redeemable, $0.01 par value, authorized 1,000,000 shares; issued and outstanding Series A convertible, nil shares in 2006 and 2005		-	-
Common shares, $0.01 par value, authorized 20,000,000 shares; issued and outstanding 5,086,766 in 2006 and 5,173,271 in 2005		51	52
Additional paid-in capital		90,926	91,651
Deficit		(3,845)	(1,543)
Accumulated other comprehensive loss		(4,861)	(6,099)
Total shareholders' equity		82,271	84,061
Total liabilities and shareholders' equity		$ 335,493	$ 342,043

See accompanying notes to consolidated financial statements.

RETAIL HOLDINGS N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2006 and 2005

(in thousands of U.S. dollars, except share and per share amounts)

	Notes	2006	2005
REVENUES		$ 243,706	$ 295,143
COST OF REVENUES		142,969	180,096
Gross profit		100,737	115,047
SELLING AND ADMINISTRATIVE EXPENSES		111,350	109,473
Operating income (loss)		(10,613)	5,574
OTHER INCOME (EXPENSE)			
Interest expense		(13,830)	(9,836)
Equity in earnings from affiliates		1,556	588
Royalty expense		(2,437)	(2,951)
Other, net	13	8,295	22,133
Other income (expense), net		(6,416)	9,934
Income (loss) from continuing operations before provision for income taxes and minority interest		(17,029)	15,508
PROVISION FOR INCOME TAXES	14	739	4,257
MINORITY INTEREST SHARE IN INCOME (LOSS)		(15,466)	5,774
Income (loss) from continuing operations		(2,302)	5,477
DISCONTINUED OPERATIONS	15		
Gain (loss) on sale of Sewing business and trademark, net of tax benefit		-	1,314
Income from operations of Jamaica, before income taxes		-	308
Provision for income taxes of Jamaica		-	75
Loss on sale of Jamaica, net of tax benefit		-	(1,927)
Loss from discontinued operations		-	(380)
NET INCOME (LOSS)		$ (2,302)	$ 5,097
Earnings (loss) per common share - basic	16		
Income (loss) from continuing operations		$ (0.44)	$ 0.97
Loss from discontinued operations		$ -	$ (0.07)
Income (loss) available to common shares		$ (0.44)	$ 0.90
Earnings (loss) per common share – diluted			
Income (loss) from continuing operations		$ (0.44)	$ 0.93
Loss from discontinued operations		$ -	$ (0.06)
Income (loss) available to common shares		$ (0.44)	$ 0.87
Basic weighted average common shares outstanding		5,148,989	5,638,631
Diluted weighted average common shares outstanding		5, 291,017	5,886,869

See accompanying notes to consolidated financial statements.

RETAIL HOLDINGS N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006 and 2005
(in thousands of U.S. dollars)

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss) from continuing operations	$ (2,302)	$ 5,477
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Depreciation and amortization	3,089	2,945
Provision for doubtful accounts	26,244	23,756
Singer Asia non cash compensation	155	-
Minority interest share in income (loss)	(15,466)	5,774
Gain on reversal of a KSIN Note provision	(3,000)	-
Deferred income tax	(2,981)	(2,102)
Equity in losses (income) from affiliates, net of dividends received	(1,556)	52
Gain from disposal of property, plant and equipment	(99)	(431)
Impairment on long-lived assets	-	776
Foreign exchange gain	-	24
Gain on deconsolidation of Singer India Limited	-	(11,095)
Gain resulting from legal settlement of an outstanding obligation	-	(1,131)
Change in assets and liabilities-		
Accounts receivable and installment receivable due in excess of one year	589	(55,545)
Inventory	(2,478)	(6,576)
Other current assets	6,153	(5,797)
Accounts payable and accrued expenses	873	(6,109)
Other, net	1,400	(5,934)
Operating cash flows of discontinued operations	-	4,665
Net cash provided by (used in) operating activities	10,621	(51,251)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Capital expenditures, continuing operations	(7,580)	(4,119)
Proceeds from disposal of property, plant and equipment	203	641
Increase in investments in operating affiliates	112	-
Net proceeds from sale of subsidiary shares	200	373
Investing cash flows of continuing operations	(7,065)	(3,105)
Capital expenditures, discontinued operations	-	(157)
Proceeds from sale of Sewing business and trademark	-	1,783
Proceeds from sale of Singer Jamaica	-	2,710
Investing cash flows of discontinued operations	-	4,336
Net cash provided by (used in) investing activities	(7,065)	1,231
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net increase (decrease) in notes and loans payable	(6,713)	26,413
Additions to long-term debt	30,458	45,277
Payments of long-term debt	(30,269)	(23,805)
Purchase of treasury stock and options	(858)	(5,795)
Proceeds from stock options exercised	44	306
Subsidiary dividend paid to minority shareholder	(559)	(1,534)
Net cash provided by (used in) financing activities	(7,897)	40,862
Effect of exchange rate changes on cash	3,601	2,314
Net decrease in cash and cash equivalents	(740)	(6,844)
CASH AND CASH EQUIVALENTS, at beginning of the period	33,194	40,038
CASH AND CASH EQUIVALENTS, at end of the period	$ 32,454	$ 33,194
SUPPLEMENTAL INFORMATION:		
Interest paid	$ 13,386	$ 8,142
Income taxes paid	4,760	7,131

See accompanying notes to consolidated financial statements.

RETAIL HOLDINGS N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2006 and 2005
(in thousands of U.S. dollars, except share amounts)

	Common Shares		Additional Paid-in		Accumulated Other Comprehensive	Total Shareholders'	Comprehensive
	Shares	Amount	Capital	Deficit	Loss	Equity	Income (Loss)
BALANCE, January 1, 2005, as previously reported	5,984,375	$ 60	$ 97,132	$ (6,293)	$ (7,018)	$ 83,881	
Correction of prior years financial statements (Note 17)				(347)		(347)	
BALANCE, January 1, 2005, as corrected	5,984,375	$ 60	$ 97,132	$ (6,640)	$ (7,018)	$ 83,534	
Net income				5,097		5,097	$ 5,097
Treasury stock	(1,066,118)	(11)	(5,784)			(5,795)	
Stock options exercised	255,014	3	303			306	
Translation changes on sale of Singer Jamaica and Singer India					1,530	1,530	
Translation changes					(611)	(611)	(611)
Total comprehensive loss							$ 4,486
BALANCE, December 31, 2005, as corrected	5,173,271	$ 52	$ 91,651	$ (1,543)	$ (6,099)	$ 84,061	
Net loss				(2,302)		(2,302)	(2,302)
Treasury stock	(109,005)	(1)	(857)			(858)	
Stock options exercised	22,500	-	44			44	
Issuance of stock options to employees by Singer Asia			88			88	
Translation changes					1,053	1,053	1,053
Net actuarial gain					185	185	
Total comprehensive loss							$ (1,249)
BALANCE, December 31, 2006	5,086,766	$ 51	$ 90,926	$ (3,845)	$ (4,861)	$ 82,271	

See accompanying notes to consolidated financial statements.

(amounts in thousands of U.S. dollars, except share and per share amounts)

1. Business and Organization

Retail Holdings N.V. ("ReHo" or the "Company"), was formed as a new corporate entity in the Netherlands Antilles in December 1999. Pursuant to the reorganization plan under Chapter 11 of the United States Bankruptcy Code, effective September 14, 2000, ReHo became the parent company of several operating companies formerly owned by The Singer Company N.V. ("Old Singer").

The Company is a holding company with three principal assets:

1. A 56.8% equity interest in Singer Asia Limited ("Singer Asia"), who through operating units located in selected emerging markets in Asia, acts as a distributor of consumer durable products with consumer credit and other financial services available to qualified customers;
2. Sellers notes, primarily arising from the sale of the Singer worldwide sewing business and trademark in September 2004; and
3. Cash and cash equivalents.

ReHo has no operating activities other then those carried out through the Singer Asia.

On June 23, 2005, ReHo completed the sale of Singer Jamaica Limited ('Singer Jamaica") to AON International Inc. for a total consideration of $8,195. The consideration consisted of $2,710 in cash and $5,485 in three promissory notes receivable (the "Jamaica Notes").

On September 30, 2004, ReHo completed the sale of the Singer worldwide sewing business and of the ownership of the SINGER® trademark for a total consideration of approximately $134.6 million to KSIN Holdings, Ltd. ("KSIN"), now called "SVP", an affiliate of funds managed by Kohlberg & Co., LLC (the "KSIN Transaction"). The consideration included $22.5 million in unsecured subordinated promissory notes (the "KSIN Notes"). As a consequence of this transaction, the name of the Company was changed from Singer N.V. to Retail Holdings N.V. following the Company's Annual General Meeting on August 18, 2005.

The results of operations of Singer Jamaica and of the sewing business and SINGER® trademark together are reported separately as discontinued operations (see Note 15).

2. Summary of Significant Accounting Policies

Basis of Presentation and Preparation

The accompanying consolidated financial statements of ReHo are presented in accordance with accounting principles generally accepted in the United States of America

Consolidation

The consolidated financial statements include the accounts of ReHo, its wholly owned subsidiaries and its majority owned and controlled subsidiaries. Minority interest principally represents minority shareholders' proportionate share of the equity in ReHo's consolidated majority controlled subsidiaries. All significant intercompany balances and transactions are eliminated.

Use of Estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and disclosure of contingent liabilities. Actual results may differ from these estimates. Significant estimates include the recording of assets and liabilities relating to the liquidation of certain operations and other related charges, receivable and inventory provisions, product returns, valuation of goodwill and intangibles assets, income tax contingencies, and pension benefits obligations. The Company believes the techniques and assumptions used in establishing estimates related to these reported amounts are appropriate.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments with original maturities of three months or less when purchased and are stated at cost, which approximates market value.

Foreign Currency

Exchange adjustments resulting from foreign currency transactions are generally recognized in the results of operations. Foreign exchange accounted for a gain of $309 and a loss of $1,077 for the years ended December 31, 2006 and 2005, respectively, and are included in Other Income (Expense) in the consolidated statements of operations. Assets and liabilities of foreign operations with a functional currency other than the U.S. dollar are translated into U.S. dollars at exchange rates at the balance sheet date. The resulting translation adjustment is recorded as part of Accumulated other comprehensive income or loss, a separate component of shareholders' equity. Revenues and expenses are translated at the weighted average exchange rates in effect during the year.

Accounts Receivable

Accounts receivable are recorded based on the Company's revenue recognition policy. Receivables are carried at cost less unearned finance charges and allowances for doubtful accounts. The Company records an allowance for doubtful accounts to reflect management's best estimate of losses inherent in its accounts receivable as of the balance sheet date. Bad debt reserves on trade and installment receivables are established based on collection experience and the aging of past due accounts receivable balances based on contractual terms. Where the Company is aware of a customer's inability to meet its financial obligations, it specifically reserves for the potential bad debt to reduce the receivable to the amount it reasonably believes will be collected.

Repossessed items are stated at the lower of the net carrying value of the receivable or net realizeable value of the repossessed item.

(amounts in thousands of U.S. dollars, except share and per share amounts)

Inventories

Inventories are stated at the lower of cost (generally on a first-in, first-out basis) or market, determined by net realizable value.

Effective January 1, 2006, the Company adopted Financial Accounting Standards Board (FASB) Statement No. 151, "Inventory Costs – an Amendment of ARB No. 43 Chapter 4", which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Under the statement, such items are recognized as current period charges. In addition, the statement requires that allocation of fixed production overheads be based on the normal capacity of the production facilities. The adoption of this standard did not have a material effect on the Company's financial condition or results of operations.

Investments in Affiliates

Investments in which ReHo exercises significant management influence, but does not own greater than a 50% voting interest and majority owned subsidiaries where the Company does not have control ("affiliates"), are reported on the equity basis. The Company's share of results of affiliates' operations is disclosed under Other Income (Expense) in the consolidated statements of operations after eliminating unrealized gains and losses on transactions between affiliates and the group or subsidiaries. ReHo's share of losses incurred by an affiliate is recorded to the extent the respective carrying value of the investment is positive. A decline in value in an equity method investment, that is other than a temporary decline, is recognized as a loss.

Property, Plant and Equipment

Land, buildings, machinery, equipment, and improvements which significantly extend the useful life of existing plant and equipment are carried at cost. Depreciation generally is recorded on the straight-line basis over the economic useful life of the related asset, which ranges from 10-40 years for buildings and 2-20 years for machinery and equipment.

Goodwill and Intangible Assets

At December 31, 2006, goodwill and other intangible assets were $14,321 and $846, respectively (2005: $14,321 and $566). Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in a purchase businesses combination. Goodwill and other intangible assets that are determined to have an indefinite life are not amortized, but instead reviewed for impairment at least annually in accordance with the provisions of FASB Statement No. 142, Goodwill and Other Intangible Assets.

The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill), where fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the enterprise must perform step two of the impairment test (measurement).

(amounts in thousands of U.S. dollars, except share and per share amounts)

Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit's goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with FASB Statement No. 141, Business Combinations. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed.

During 2006 and 2005, the Company performed its annual impairment review of goodwill and concluded that there was no impairment in either year. The Company considers its business as a whole to be its reporting unit for purposes of testing for impairment as it operates in one segment and the components within this segment have similar economic characteristics and thus do not represent separate reporting units. To determine the fair value of the Company's reporting unit, the Company measured projected discounted future operating cash flows using a discount rate commensurate with the risks involved. The fair value of the reporting unit was in excess of the reporting unit book value, and it was determined goodwill was not impaired. Management believes that the estimates of future cash flows and fair value are reasonable; however, changes in estimates resulting in lower future cash flows due to unforeseen changes in business conditions or assumptions could negatively affect the valuations.

FASB Statement No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values and reviewed for impairment in accordance with FASB Statement No. 144, Accounting for Impairment or Disposal of Long-Lived Assets. The Company has determined there was no impairment of intangible assets pursuant to the provisions of Statement No. 144 at December 31, 2006 and 2005.

Impairment of Long-Lived Assets

The Company follows the provisions of FASB Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". Statement No. 144 requires that long-lived assets and certain identifiable intangibles to be reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be fully recoverable. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized equal to the amount by which the carrying amount of the asset exceeds the fair value of the asset.

During 2005 the Company determined there was an impairment in the carrying amount of a building in Singer Vietnam due to inadequate future cash flows to support the carrying value, and as a result an impairment charge of $776 was recorded as Other Income (Expense).

Revenues

Revenues from sales are recognized when products are delivered to customers and services performed. Finance charges on installment sales are recognized using the interest method. The interest rates charged on installment sales are based on customary financing terms in each country in which ReHo offers installment credit. Included in revenues are finance charges of $47,783 and $52,187 for the years ended December 31, 2006 and 2005, respectively. Royalty and license income paid by third parties and affiliates for the right to use the SINGER® name for certain products, services and locations, in selected markets, are

(amounts in thousands of U.S. dollars, except share and per share amounts)

also included in revenues and totaled $613 and $624 for the years ended December 31, 2006 and 2005, respectively.

Outbound Freight Costs

The Company accounts for outbound freight costs in selling and administrative expenses. For the years ended December 31, 2006 and 2005, outbound freight expense was approximately $1,512 and $1,976, respectively.

Advertising Costs

The Company accounts for advertising costs in accordance with SOP 93-7, "Reporting on Advertising Costs," which requires indirect advertising costs to be expensed as incurred and direct advertising costs to be capitalized and amortized. Advertising expense for the years ended December 31, 2006 and 2005 was approximately $9,587 and $9,377, respectively.

Income Taxes

The Company accounts for income taxes in accordance with FASB Statement No. 109 "Accounting for Income Taxes". Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the current tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Comprehensive Income

Comprehensive income is defined as the total change in shareholders' equity during the period other than from transactions with shareholders. For the Company, comprehensive income consists of net income and the net change in the accumulated foreign currency translation adjustment account.

Stock Option Plan

Prior to January 1, 2006, the Company used the intrinsic value method in accordance with the provisions of APB No. 25, "Accounting for Stock Issued to Employees", to account for stock-based compensation for employees. Effective January 1, 2006, the Company adopted FASB Statement No. 123(R), "Share-Based Payment" which replaced FASB Statement No. 123, "Accounting for Stock-Based Compensation" and superseded APB No. 25. Statement 123(R) requires that all stock-based compensation be recognized as an expense in the financial statements and that such cost be measured at the fair value of the award. This standard was adopted using the modified prospective method of application, which requires the Company to recognize compensation cost on a prospective basis. Accordingly, prior years' financial statements were not restated and stock-based compensation expense was recorded for awards granted prior to, but not yet vested as of January 1, 2006, using the fair value amounts determined for previous pro forma disclosures under Statement 123. For stock-based awards granted after January 1, 2006, the

(amounts in thousands of U.S. dollars, except share and per share amounts)

Company recognizes compensation expense based on the estimated fair value of the award on the date of the grant.

The adoption of this standard did not have a material effect on the Company's consolidated financial statements.

Pension Plans

Certain foreign operations have established defined benefit pension plans which cover substantially all employees meeting minimum eligibility requirements. Pension plans are funded to the extent required by local law.

The Company records annual amounts relating to its defined benefit pension plans based on calculations that incorporate various actuarial assumptions. The assumptions are reviewed annually and modified when it is appropriate to do so, based on current rates and trends. The effect of modifications to the assumptions is recorded in other comprehensive income (prior to 2006, in the statement of operations) and amortized over future periods using the corridor method. The Company believes that the assumptions utilized in recording its obligations under its plans are reasonable based on its experience and market conditions. The net periodic costs are recognized as employees render the services necessary to earn the postretirement benefits.

Effective December 31, 2006, the Company adopted the recognition and disclosure provisions of FASB Statement No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans". Statement 158 requires companies to recognize the funded status of defined benefit pension and other postretirement plans as a net asset or liability and to recognize changes in the funded status in the year in which the changes occur in other comprehensive income, to the extent those changes are not included in the net periodic cost. The funded status is measured as the difference between the fair value of plan assets and the projected benefit obligation, on a plan-by-plan basis. The statement also requires an employer to measure the funded status of a plan as of the date of its annual balance sheet, with limited exceptions. The adoption of this standard did not have a material effect on the Company's consolidated financial statements. See Note 18 for further information.

Other recently Issued Accounting Pronouncements and Guidance

The Company has corrected its financial statements for certain accounting errors following the guidelines of Staff Accounting Bulletin ("SAB") 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements", issued in September 2006 by the United States Securities and Exchange Commission ("SEC").

In May 2005, the FASB issued FASB Statement No. 154, "Accounting Changes and Error Corrections." Statement 154 establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to a newly adopted accounting principle. This statement is effective for the Company for all accounting changes and any error corrections occurring after January 1, 2006. The adoption of FASB 154 did not have a material effect on the Company's financial statements.

(amounts in thousands of U.S. dollars, except share and per share amounts)

In September 2005, the Emerging Issues Task Force (EITF) issued EITF Issue No. 04-13, "Accounting for Purchases and Sales of Inventory with the Same Counterparty". EITF 04-13 provides guidance as to when purchases and sales of inventory with the same counterparty should be accounted for as a single exchange transaction. EITF 04-13 also provides guidance as to when a non-monetary exchange of inventory should be accounted for at fair value. EITF 04-13 will be applied to new arrangements entered into, and modifications or renewals of existing arrangements occurring after January 1, 2007. The application of EITF 04-13 is not expected to have a material effect on the Company's consolidated financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes", an interpretation of FASB Statement 109. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a threshold of more-likely-than-not for recognition of tax benefits of uncertain tax positions taken or expected to be taken in a tax return. FIN 48 also provides related guidance on measurement, de-recognition, classification, interest and penalties, and disclosure. The provisions of FIN 48 will be effective for the Company on January 1, 2007, and the cumulative effect of the adoption of the standard will be recorded as an adjustment to opening retained earnings. The Company is currently evaluating the impact of the adoption of the standard on its consolidated financial statements.

In September 2006, the FASB issued FASB Statement No. 157, "Fair Value Measurement". Statement 157 defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. The Statement does not require any new fair value measures. The Statement is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007. The Company is required to adopt Statement 157 beginning on January 1, 2008. Statement 157 is required to be applied prospectively, except for certain financial instruments. Any transition adjustment will be recognized as an adjustment to opening retained earnings in the year of adoption. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

3. **Accounts Receivable**

	2006	As Corrected 2005
Trade receivables, net	$ 11,652	$ 9,073
Installment receivables, net	166,067	208,705
Receivables from affiliates, net	2,152	3,052
Current portion of Jamaica Notes	980	2,650
Other	9,641	4,911
	$ 190,492	$ 228,391
Less:		
Unearned finance charges	(40,166)	(59,958)
Installment receivables due in excess of one year	(35,863)	(59,834)
	$ 114,463	$ 108,599
Allowance for doubtful accounts deducted above	$ 28,110	$ 29,326

(amounts in thousands of U.S. dollars, except share and per share amounts)

4. **Inventories**

	2006	As Corrected 2005
Finished goods	$ 47,924	$ 46,065
Work in progress	2,408	1,706
Raw materials and supplies	6,426	6,028
	$ 56,758	$ 53,799

5. **Operating Affiliates**

	2006		2005	
	% Ownership	Book Value	% Ownership	Book Value
International Leasing and Financial Services Ltd. (ILFS), Bangladesh	57.5	$ 4,154	45	$ 3,158
Commercial Leasing Company Ltd., Sri Lanka	30	2,491	30	1,766
First Capital Ltd., Sri Lanka	20	783	50	1,305
Singer India Limited (Note 20)	49.6	-	49.6	-
Other	20-49	287	20-49	184
		$ 7,715		$ 6,413

At December 31, 2006, the Company's ownership percentage in ILFS exceeded 50%; however, the subsidiary's financial statements were not consolidated since control did not rest with the majority shareholder in accordance with ARB 51, "Consolidated Financial Statements". The Company's interest in ILFS will revert to a minority position in 2007, based on management's plans.

Combined financial information for the affiliates is summarized below:

	2006	2005
Revenues	$ 52,531	$ 39,033
Operating income	10,698	14,934
Net income	1,964	2,260
Dividends paid	1,705	1,595
Current assets	176,946	224,943
Non-current assets	69,766	33,648
Current liabilities	122,890	154,627
Non-current liabilities	23,222	17,475

Net receivables due from affiliates are included in "Accounts receivable" and amounted to $2,152 and $3,052 as of December 31, 2006 and 2005, respectively. Amounts payable to affiliates are included in "Accounts payable" and amounted to $89 and $1 as of December 31, 2006 and 2005, respectively.

(amounts in thousands of U.S. dollars, except share and per share amounts)

During the years ended December 31, 2006 and 2005, the Company recorded sales to affiliates of $1,793 and $42, respectively and purchases from affiliates of $6,523 and $731, respectively.

6. Property, Plant and Equipment

	2006	2005
Land	$ 5,637	$ 5,221
Buildings and leasehold improvements	21,443	19,093
Machinery and equipment	20,658	15,319
	47,738	39,633
Less accumulated depreciation	(21,904)	(19,069)
	$ 25,834	$ 20,564

Depreciation expense from continuing operations was $3,089 and $2,945 for the years ended December 31, 2006 and 2005, respectively, and is recorded in cost of revenues and selling and administrative expenses.

7. Other Assets

Other assets include the KSIN and long-term Jamaica Notes. The KSIN Notes bear interest at 10.0% per annum, paid semi-annually in arrears on June 30 and December 31. On each interest payment date, up to 30% of the accrued and unpaid interest may be capitalized by increasing the outstanding principal amount. One third of the original principal amount of the KSIN Notes is due on September 30, 2010 and the remaining balance of the unpaid principal amount of the KSIN Notes and any accrued and unpaid interest thereon is due on September 30, 2011. The KSIN Notes are shown net of a valuation reserve (see Note 20). See Note 15 for a description of the Jamaica Notes.

8. Notes and Loans Payable

	Weighted Average Interest Rate			As Corrected
	2006	2005	2006	2005
Sri Lanka	14.3%	12.0%	$ 29,388	$ 21,202
Thailand	6.3%	4.3%	20,881	33,964
Bangladesh	12.9%	12.7%	13,073	9,670
Pakistan	12.4%	10.3%	5,634	4,754
Philippines	11.9%	11.9%	1,373	1,196
Corporate	-	-	440	393
Indonesia	-	8.2%	-	255
			$ 70,789	$ 71,434

Notes and loans payable are due within one year, denominated in local currency and generally are collateralized by receivables, inventory, and property, plant and equipment or have a negative pledge.

As of December 31, 2006, and 2005, the Company was in compliance with all applicable financial covenants.

(amounts in thousands of U.S. dollars, except share and per share amounts)

9. Accrued Liabilities

	2006	2005
Salary and wages	$ 3,518	$ 3,559
Taxes other than income taxes	2,895	607
Advertising and promotions	2,735	1,658
Income taxes payable	2,233	3,165
Interest	1,428	1,087
Professional fees	1,218	1,756
Other	4,884	5,542
	$ 18,911	$ 17,374

10. Long-Term Debt

Long-term debt is denominated in local currency and is summarized as follows:

	Weighted Average Interest Rate 2006	Weighted Average Interest Rate 2005	Year of Maturity	2006	2005
Thailand unsecured bank facilities	6.1%	4.3%	2007 - 2009	$ 43,696	$ 46,011
Sri Lanka unsecured debentures	12.6%	11.4%	2008 - 2010	22,874	16,205
Sri Lanka secured bank facilities	12.3%	11.2%	2007 - 2010	3,827	10,646
Sri Lanka unsecured bank facilities	10.5%	-	2007 - 2008	1,723	-
Other	12.5%	11.7%		5,718	4,575
				77,838	77,437
Less: current portion				(24,278)	(30,814)
				$ 53,560	$ 46,623

The annual maturities of long-term debt are as follows:

Fiscal Years Ended	Amount
2007	$ 24,278
2008	27,440
2009	17,865
2010	8,183
2011	72
	$ 77,838

Secured bank facilities are generally collateralized by receivables, inventory, or property, plant and equipment.

(amounts in thousands of U.S. dollars, except share and per share amounts)

11. Other Non-Current Liabilities

	2006	2005
Pension obligations	$ 7,014	$ 6,193
Accrued employee benefits	4,349	3,830
Employee security deposits	3,716	3,483
Other	78	306
	$ 15,157	$ 13,812

12. Shareholders' Equity and Other Stock-Related Information

The authorized capital of the Company is $210, divided into (a) twenty million (20,000,000) common shares (the "Shares") with a par value of $0.01 per Share and (b) one million (1,000,000) preferred shares (the "Preferred Shares") with a par value of $0.01 per Preferred Share.

Preferred Shares can be issued in one or more series, of which one series was issued. This series, designated the Series A Convertible Preferred Stock, consisting of 40 Preferred Shares, with a liquidation preference of $500,000 per Preferred Share, was purchased by the Company in 2003. During 2006, the Preferred Shares that were previously classified as Preferred Treasury Shares were cancelled.

Under the common stock repurchase plan announced on April 22, 2005, the Company has purchased 109,005 and 720,680 Shares during 2006 and 2005, respectively. Included in the Shares purchased during 2005 are 662,089 Shares purchased from a liquidating subsidiary of Old Singer. The Company also purchased under this plan during 2006 and 2005, 21,000 and 62,250 options for Shares, respectively.

During 2005, the Company received 190,660 Shares most of which were unclaimed by certain creditors and were forfeited pursuant to a United States Bankruptcy Court Order.

The Company under a prior stock repurchase plan purchased 154,778 Shares and 31,500 options for Shares during 2005. This plan was terminated on January 24, 2005.

The total of $858 and $5,795 was paid by the Company for Shares and options for Shares purchased during 2006 and 2005, respectively.

All Shares purchased or received by the Company were initially classified as Treasury Shares. As of December 31 2006 and 2005, there are 1,181,058 and 3,498,834 Shares, respectively, that are classified as Treasury Shares, reducing the number of issued and outstanding Shares by the same amount. During 2006, the Company cancelled 2,426,781 Treasury Shares.

(amounts in thousands of U.S. dollars, except share and per share amounts)

13. Other Income (Expense), Other, net

	2006	2005
Interest income, including interest from KSIN and Jamaica Notes	$ 3,495	$ 2,766
Gain resulting from reversal of a provision on a KSIN Note	3,000	-
Foreign exchange gain (loss)	309	(1,077)
Net gain from disposal of property, plant and equipment	99	431
Gain on deconsolidation of Singer India (Note 21)	-	11,095
Gain resulting from settlement of the Company's liabilities to and distribution of the residual assets of Singer Exports, a subsidiary of Old Singer, on its liquidation	-	9,696
Other	1,392	(778)
	$ 8,295	$ 22,133

14. Income Taxes

Provision for Income Taxes

ReHo's provision for income taxes consists of the following:

	2006	2005
Current income tax	$ 3,720	$ 6,359
Deferred income tax expense (benefit):		
Installment sales	81	54
Allowance for bad debts	447	(1,291)
Inventory reserves	(1,937)	(675)
Property, plant and equipment	213	115
Other	(1,785)	(305)
	(2,981)	(2,102)
Provision for income taxes	$ 739	$ 4,257

Reconciliation of Income Tax Provision

The reconciliation between the amount computed by multiplying income before provision for income taxes and minority interest by the Netherlands Antilles statutory tax rate of 35% and the reported

(amounts in thousands of U.S. dollars, except share and per share amounts)

provision for income taxes is as follows:

	2006	2005
Computed at statutory income tax rate	$ (6,505)	$ 5,350
Statutory rate reduction	5,947	(4,902)
Lower effective tax rates on losses	2,378	754
Lower effective tax rates on earnings	(7,759)	655
Tax losses for which no tax benefit has been recorded	579	570
Increase in valuation allowance	7,900	-
Foreign withholding taxes on royalties and dividends	375	620
Other	(2,176)	1,210
Provision for income taxes	$ 739	$ 4,257

Deferred Tax Liabilities and Assets

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The net deferred tax asset at December 31, 2006 of $14,281 is reported under other current assets. Significant components of the Company's deferred tax liabilities and assets are as follows:

	2006	2005
Deferred tax liabilities:		
Finance charges on installment sales	$ 343	$ 273
Accelerated depreciation of property, plant and equipment	1,006	632
Total deferred tax liabilities	1,349	905
Deferred tax assets:		
Pension obligations (Note 18)	2,684	2,005
Bad debt reserves	8,963	7,257
Inventory reserves	3,684	1,396
Net operating loss carry forwards	10,174	2,289
Other, net	255	1,071
Total deferred tax assets	25,760	14,018
Valuation allowance for deferred tax assets	(10,130)	(3,456)
Deferred tax assets, net of allowances	15,630	10,562
Net deferred tax asset	$ 14,281	$ 9,657

Net deferred tax asset by taxable jurisdiction is composed of the following:

	2006	2005
Deferred tax assets:		
Thailand	$ 13,185	$ 9,214
Sri Lanka	890	191
Other	206	252
Net deferred tax asset	$ 14,281	$ 9,657

(amounts in thousands of U.S. dollars, except share and per share amounts)

The valuation allowance primarily relates to uncertainties regarding the realizability of net operating loss carryforwards.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2006. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

At December 31, 2006 and 2005, the Company had loss carry forwards available in various countries of approximately $33,000 and $9,000, respectively, for income tax purposes. The balance expires in various amounts through the year 2013.

ReHo has not provided for withholding taxes or Netherland Antilles deferred taxes on accumulated undistributed earnings of subsidiaries, amounting to approximately $61,000 at December 31, 2006 as such earnings are considered indefinitely reinvested. If such earnings were to be repatriated, the foreign withholdings taxes, at current rates, would amount to approximately $11,000. The amount of unrecognized deferred Netherlands Antilles taxes on those unremitted earnings is not material.

15. <u>Discontinued Operations</u>

On June 23, 2005, ReHo completed the sale of Singer Jamaica to AON International Inc. for a total consideration of $8,195. The consideration consisted of $2,710 in cash and $5,485 in the three Jamaica Notes as follows:

- $2,000 secured First Jamaica Note, issued by Singer Jamaica, bearing interest at 7.5% per annum payable quarterly and was fully repaid on June 23, 2006.
- $2,985 secured Second Jamaica Note, issued by Singer Jamaica, bearing interest at 2.1% per annum payable quarterly. Quarterly principal receipts of $135 are due commencing March 23, 2005, increasing to $245 per quarter on December 23, 2006, continuing until March 23, 2009, at which time they reduce to $95 per quarter until the note is fully paid on December 23, 2009.
- $500 secured Purchaser Note (the third Jamaica Note), issued by AON International Inc., bearing interest at 10.0% per annum payable quarterly. Quarterly principal receipts of $125 are due commencing on March 23, 2009.

Accordingly, the results of operations of Singer Jamaica together with the loss on sale of $1,927, net of tax benefit, are reported separately as discontinued operations. Singer Jamaica's revenues for the 2005 period until it was sold, reported as part of discontinued operations, were $7,313.

(amounts in thousands of U.S. dollars, except share and per share amounts)

During the second quarter of 2005, the Company reached an agreement with KSIN on the post closing purchase price adjustment relating to the difference between the actual and the estimated closing working capital and debt related to the sale of the sewing business and trademark in September 2004. The agreement resulted in a gain of $2,308, which was recorded in discontinued operations. This gain was offset, in part, by additional termination benefits of $994 during the year ended December 31, 2005 as part of the Company's ongoing efforts to reduce certain corporate administrative positions as a result of the sale of the Sewing business and trademark.

16. Earnings Per Share of Common Stock

	2006	2005
Weighted-average number of Shares on which earnings per Share calculations are based:		
Basic	5,148,989	5,638,631
Add - incremental Shares associated with stock options	142,028	248,238
Diluted	5,291,017	5,886,869
Income (loss) from continuing operations available to Shares	$ (2,302)	$ 5,477
Discontinued operations:		
Gain on sale of Sewing business and trademark, net of tax benefit	-	1,314
Income from operations of Jamaica, net of income taxes	-	233
Loss on sale of Jamaica, net of tax benefit	-	(1,927)
Loss from discontinued operations, net of tax	-	(380)
Income (loss) on which basic earnings per Share is calculated	$ (2,302)	$ 5,097
Income (loss) from continuing operations	$ (2,302)	$ 5,477
Loss from discontinued operations, net of tax	-	(380)
Income (loss) on which diluted earnings per Share is calculated	$ (2,302)	$ 5,097
Earnings (loss) per Share – basic		
Income (loss) from continuing operations	$ (0.44)	$ 0.97
Discontinued operations:		
Gain on sale of Sewing business and trademark, net of tax benefit	-	0.23
Income from operations of Jamaica, net of income taxes	-	0.04
Loss on sale of Jamaica, net of tax benefit	-	(0.34)
Loss from discontinued operations, net of tax	-	(0.07)
Income (loss) available to Shares	$ (0.44)	$ 0.90
Earnings (loss) per Share – diluted		
Income (loss) from continuing operations	$ (0.44)	$ 0.93
Discontinued operations:		
Gain on sale of Sewing business and trademark, net of tax benefit	-	0.23
Income from operations of Jamaica, net of income taxes	-	0.04
Loss on sale of Jamaica, net of tax benefit	-	(0.33)
Loss from discontinued operations, net of tax	-	(0.06)
Income (loss) available to Shares	$ (0.44)	$ 0.87

(amounts in thousands of U.S. dollars, except share and per share amounts)

17. Correction to Balance of Deficit as of January 1, 2005

During 2006, the Company identified accounting errors that had occurred in the current and prior years resulting from record keeping mistakes in Regnis (Lanka) Limited, a subsidiary in Sri Lanka. The accounting errors resulted in net understatement of cost of revenues of $680 for the year ended December 31, 2005, and cumulative net understatements of cost of revenues of $1,620 for the year ended December 31, 2004 and prior years.

The impact of the 2005 errors after income taxes and minority interests was not material, and has been corrected in the 2006 financial statements. The correction of the errors for 2004 and prior years, amounting to $347 after income taxes and minority interests, has been accounted for as a correction of the balance of deficit as of January 1, 2005.

The impact of the corrections on the previously reported consolidated balance sheet as of December 31, 2005, is summarized as follows:

	Previously Reported	Adjustments	As corrected
Account receivable	109,127	(528)	108,599
Inventories	54,294	(495)	53,799
Other current assets	20,316	562	20,878
Total assets	342,504	(461)	342,043
Notes and loans payable	70,675	759	71,434
Minority interest	64,332	(873)	63,459
Total liabilities	258,096	(114)	257,982
Deficit	(1,196)	(347)	(1,543)
Total shareholders' equity	84,408	(347)	84,061
Total liabilities and stockholders' equity	342,504	(461)	342,043

18. Stock Option Plan

Retail Holdings N.V.

ReHo's 2000 Management Stock Plan, as amended, provides for the issuance of a maximum of 1,000,000 option for Shares to key employees of the Company and its subsidiaries. All options are granted at no less than fair market value at the date of grant. Options granted may vest immediately or over a two-year period and expire at up to ten years from the date of grant. All options outstanding at December 31, 2006 and 2005 are fully vested.

(amounts in thousands of U.S. dollars, except share and per share amounts)

A summary of changes in the stock option plan is as follows:

	Shares Under Option	Weighted Average Exercise Price
Outstanding, January 1, 2005	675,764	$ 2.23
Exercised	(255,014)	1.20
Purchased by the Company	(93,750)	1.40
Forfeited	(2,000)	1.12
Outstanding, December 31, 2005	325,000	$ 3.28
Exercised	(22,500)	1.96
Purchased by the Company	(21,000)	1.39
Outstanding, December 31, 2006	281,500	$ 3.53

A summary of stock options outstanding and exercisable at December 31, 2006 is as follows:

Options Outstanding and Exercisable		
Shares Under Options	Remaining Life (in years)	Weighted Average Exercise Price
281,500	7.99	$ 3.53

Singer Asia Limited

In 2005 Singer Asia granted stock options to Singer Asia employees to purchase 60,000 shares of Singer Asia stock. The options are exercisable at 40% of the number of options granted on the second anniversary of the date of grant and 20% of the number of options granted on each successive anniversary of the date of grant so that they are fully exercisable within 5 years from date of grant.

In connection with the adoption of FAS 123(R) the Company recognized stock based compensation expense of $155 in 2006, which was based on the fair value of the awards. The 2005 proforma stock based compensation expense was $47.

(amounts in thousands of U.S. dollars, except share and per share amounts)

19. Pension Plans

Certain of ReHo's Operating Companies maintain defined benefit pension plans, which cover substantially all employees meeting minimum eligibility requirements. Benefits are based primarily on years of service. Assets of the plans at December 31, 2006 and 2005 consisted 99% of debt securities which are principally corporate and government bonds and interest bearing bank deposits and 1% of equity securities. The measurement dates for the valuation of the defined benefit pension plans were December 31, 2006 and 2005, respectively.

Pension information required by Statement No. 158 is as follows:

	2006	2005
Change in benefit obligations:		
Projected benefit obligations at beginning of period	$ 7,105	$ 7,647
Service costs	846	615
Interest costs	370	383
Exchange rate changes	572	(230)
Benefits paid	(919)	(371)
Actuarial losses (gains)	705	(86)
Divestitures	-	(853)
Projected benefit obligation at end of period	8,679	7,105
Change in plan assets:		
Fair value of plan assets at beginning of period	1,514	3,161
Actual returns on plan assets	265	264
Employer contributions	817	233
Divestures	-	(1,774)
Benefits paid	(919)	(371)
Foreign currency exchange rate changes	(12)	1
Fair value of plan assets at end of period	1,665	1,514
Funded Status	$ (7,014)	$ (5,591)

As of December 31, 2006 and December 31, 2005, plan assets exceeded accumulated benefit obligations in the funded pension plans.

(amounts in thousands of U.S. dollars, except share and per share amounts)

	2006	2005
Weighted average assumptions:		
Discount rate	6.42%	6.83%
Expected long-term rate of return on plan assets	10.62%	9.81%
Rate of compensation increase	4.48%	5.19%
Components of net periodic benefit costs:		
Service costs	$ 846	$ 615
Interest costs	370	383
Expected return on plan assets	(131)	(118)
Amortization of prior service costs	-	(1)
Recognized actuarial loss	970	(12)
Net periodic benefit costs	$ 2,055	$ 867
Amounts recognized in the consolidated balance sheets consist of:		
Other non-current liabilities	(7,014)	(6,193)
Amounts recognized in accumulated other comprehensive income (loss) consist of:		
Net actuarial gain	(185)	-

For the year ending December 31, 2007, the Company's operating companies expect to contribute $134 to their pension plans.

Pension benefits expected to be paid over the next ten years are summarized as follows:

Fiscal Years Ended	Amount
2007	$ 255
2008	980
2009	974
2010	749
2011	958
2012 to 2016	5,572
	$ 9,488

(amounts in thousands of U.S. dollars, except share and per share amounts)

20. Commitments and Contingencies

The purchaser in the KSIN transaction is indemnified by the Company with respect to certain tax and other representation and warranties relating to the sewing business and trademark. Any successful claims by the purchaser in connection with these representations and warranties, in excess of a threshold amount, would be subtracted from the principal amount of the KSIN Notes (see Note 7). The Company has provided a valuation reserve for the KSIN Notes reflecting management's current best estimate of the potential amount of any successful claims. The Company believes that the amount payable in connection with successful claims, if any, will not exceed the amount of the valuation reserve, and to the extent that it may do so, it will not have a material adverse impact on the Company's financial position or liquidity.

The Company is subject to a variety of environmental and pollution control laws and regulations in some jurisdictions in which it operates and has operated, and faces exposure from actual and potential claims involving such matters. The Company believes that any costs resulting from environmental matters known to it will not have a material adverse impact on the Company's financial position, results of operations or liquidity.

The Company conducts a large part of its operations in leased premises and leases certain equipment under lease agreements classified as operating leases. Leases which expire are generally renewed or replaced by similar leases. The future minimum payments under operating leases that have initial or remaining non-cancelable lease terms in excess of one year, are as follows:

Fiscal Years Ended	Amount
2008	$ 1,904
2009	1,671
2010	351
2011	15
	$ 3,941

Contingent rentals under operating leases are insignificant. Net rental expense for all operating leases was $1,921 and $1,302 for the years ended December 31, 2006 and 2005, respectively.

21. Singer India Limited

During 2005, the Company reduced its ownership interest in Singer India from 62.6% to 49.6% through open market sales of Singer India's shares. As a result, effective December 8, 2005, Singer India was no longer a consolidated subsidiary of the Company and was accounted for as an Operating Affiliate.

The deconsolidation of Singer India resulted in a gain of $11,095 arising from reversal of losses previously recorded that exceeded the Company's investment and exposure in Singer India. This gain is included in Other Income (Expense) in 2005 in the accompanying Consolidated Statement of Operations.

On May 31, 2005, Singer India was registered as a "Sick Company" by the Board for Industrial & Financial Reconstruction ("BIFR") pursuant to the Sick Industrial Companies (Special Provisions) Act,

1985 ("SICA") of India. The registration provides certain legal protection against creditors. There can be no assurance that BIFR registration or any other steps being taken by Singer India will permit a successful reorganization of that company. The survival and restructuring of Singer India will require the support and assistance of Singer India's banks and other stakeholders. The Company has not guaranteed any debt or any other obligations of Singer India and has no legal obligation to provide any financial support.

22. Financial Instruments

The Company uses various assumptions and methods in estimating fair value disclosures for financial instruments. The carrying amounts of cash and cash equivalents, accounts receivable, notes and loans payable, account payable and accrued liabilities approximated their fair value due to the short maturity of these instruments.

The carrying amounts of noncurrent receivables included in other assets approximates their fair value as they are based on discounted anticipated future cash flows.

The carrying amounts of long-term debt approximates their fair value as they are either based on variable interest rates or discounted anticipated future cash flows.

Financial instruments that are subject to credit risk consist principally of cash and cash equivalents, accounts receivable and the KSIN and Jamaica Notes receivable. The Company places its cash investments with high quality financial institutions and limits the amount of credit exposure to any one institution. With respect to accounts receivable, these are composed of installment receivables, trade receivables and other receivables. Installment receivables are a result of extension of consumer credit which is an integral part of the Company's retail operations. These receivables have minimal concentration of credit risk as they are from a broad range of customers in Asia and are collateralized by the underlying asset being financed. Trade and other receivables also have minimal concentration of credit risk and collateral is generally not required. The KSIN and Jamaica Notes receivables are concentrated with the respective purchasers of the underlying businesses that were sold; the Jamaica Notes are collateralized by certain assets of the business and of the acquirer.

Directors

Stephen H. Goodman
Chairman of the Board

Antonio Costa
President, Director, Singer Productos Electricos, S.A.

Alex Johnston
Managing Partner, Fleming Media

Stewart M. Kasen
President, CEO, Director, S&K Famous Brands

Malcolm J. Matthews
Director, Consultant, TAL Apparel Ltd.

Corporate Officers

Stephen H. Goodman
President and CEO

Gavin Walker
Vice President

Hemaka D.S. Amarasuriya
Vice President

Mahbub Jamil
Vice President

Daniel Philiponet
Vice President

Kamal Shah
Vice President

John Nashmi
Vice President, Controller,
Chief Accounting Officer

Amy Pappas
Secretary

RETAIL HOLDINGS N.V.
Schottegatweg Oost 44, Willemstad
Curaçao, Netherlands Antilles



Exemption No. 82-5255

Interim Report of Foreign Private Issuer

Retail Holdings N.V.

Incorporated in the Netherlands Antilles

Schottegatweg Oost 44
Curacao, Netherlands Antilles

Dated May 24, 2007

Retail Holdings N.V.
Schottegatweg Oost 44
Willemstad, Curacao
Netherlands Antilles

Exemption No. 82-5225

Exhibit Index to Report

Exhibit No.

1	2006 Annual Report dated May 2007, including the Consolidated Financial Statements for the years ended December 31, 2006, together with the Auditor's Report thereon.
2	Letter to Shareholders dated May, 15, 2007, from Stephen H. Goodman, Chairman, President and Chief Executive Officer.
3	Press Release, dated May 15, 2007
4	Press Release Excerpt, dated April 16, 2007

Retail Holdings N.V.
Schottegatweg Oost 44
Willemstad, Curacao
Netherlands Antilles

RETAIL HOLDINGS N.V.

STEPHEN H. GOODMAN
CHAIRMAN, PRESIDENT
CHIEF EXECUTIVE OFFICER

May 15, 2007

TO THE RETAIL HOLDINGS N.V. SHAREHOLDERS

Dear Fellow Shareholder:

I have enclosed for your information a copy of the Company's Press Release, issued on May 15, 2007, summarizing Retail Holdings' financial results for the year ended December 31, 2006. I have also enclosed an excerpt from the Company's April 16, 2007 Press Release including the newly issued Strategy Statement and dividend announcement (the full Press Release may be found at the Corporate/Investor section of the Company's website: www.retailholdings.com)

I encourage all Shareholders also to read the newly issued, Retail Holdings' 2006 Summary Annual Report including the Consolidated Financial Statements for the years ended December 31, 2006 and 2005, together with the Auditors' report thereon. As has been the case for the last several years, as an expense saving measure, we have elected not to reproduce and mail the Annual Report to every Shareholder. Shareholders may access the Annual Report, as well as additional financial and other information about Retail Holdings and our subsidiary, Singer Asia Limited, at the Company's website. Shareholders are also welcome to request, at no cost, a hard copy of the Annual Report by contacting Amy Pappas by email at: apappas@retailholdings.com, by regular mail at: NV Adminservice Corporation, 280 North Bedford Road, Mt. Kisco, New York 10549, or by telephone at: (914) 241-3404.

I thank you for your continued support.

Sincerely,

Stephen H. Goodman

C/O N.V. ADMINSERVICE CORPORATION • 280 NORTH BEDFORD ROAD • MT. KISCO, NY 10549
TEL: (914) 241-3404 • FAX: (914) 241-3410 • E-MAIL: shgoodman@retailholdings.com

FOR IMMEDIATE RELEASE
May 15, 2007

INFORMATION CONTACT
Amy Pappas at (914) 241-3404

RETAIL HOLDINGS N.V. ANNOUNCES 2006 RESULTS

May 15, 2007, Curacao, Netherlands Antilles

Retail Holdings N.V. (Symbol: RHDGF)

Retail Holdings N.V. ("ReHo" or the Company") announced today its results for the year ended December 31, 2006.

2006 Year Results

The Company's 2006 consolidated results are impacted significantly by the results for Thailand where poor collection performance on motorcycle installment accounts, among other factors, resulted in a significantly higher level of product reverts (which are accounted for as negative sales) and higher bad debt and inventory provisions (the latter, also being impacted by declining used motorcycle prices). The resulting introduction during the year of new, tighter credit granting procedures, the restructuring and consolidation of the operation, and the need to provide a valuation reserve for a portion of the deferred tax asset, further impacted the Thailand results.

For the year ended December 31, 2006, the Company reported consolidated revenue of $243.7 million compared to consolidated revenue of $295.1 million for the same period in 2005, a decrease of $51.4 million or 17.4%. The decline in consolidated revenue is due to the $73.3 million drop in Thailand's revenue. Revenue at the retail operating units in Bangladesh, Pakistan and Sri Lanka increased by $23.8 million in 2006, to $177.9 million, or by 15.4%, as compared to the same period in 2005. Overall, consolidated revenue, excluding Thailand, showed a 12.7% increase over prior year.

The Company's revenue in 2006 includes $47.8 million of finance earnings on consumer credit sales compared to $52.2 million of finance earnings on consumer credit sales for the same period in 2005. The decrease in finance earnings is due to decreased credit earnings in Thailand, partially offset by increased credit earnings at the retail operating units in Bangladesh, Pakistan and Sri Lanka as a result of their strong sales and credit promotion.

Gross profit for the year ended December 31, 2006 was $100.7 million, representing a gross profit as a percentage of revenue of 41.3% as compared to $115.0 million and a gross profit percentage of 39.0% for the year ended December 31, 2005. The increase in gross profit percentage is primarily due to the significant decline in Thailand's motorcycles sales which have a lower gross profit contribution. Gross profit at the retail operating units in Bangladesh, Pakistan and Sri Lanka was $59.7 million for the year ended December 31, 2006, representing a gross profit as a percentage of revenue of 33.6%, as compared to $48.6 million and a gross profit percentage of 31.5% for the year ended December 31, 2005.

Selling and administrative expense for the year ended December 31, 2006 was $111.4 million, representing 45.7% of revenue, as compared to $109.5 million and 37.1% of revenue for the year ended December 31, 2005. The increase in selling and administrative expense as a percentage of revenue is primarily due to Thailand's significant sales decrease without a corresponding decrease in fixed selling and administrative expense coupled with increased bad debt provisions. Excluding Thailand, selling and administrative expense as a percentage of revenue would have improved to 26.4% in the year ended December 31, 2006 as compared to 29.2% for the same period in 2005. Selling and administrative expense at Retail Holdings' corporate declined to $2.8 million in 2006 as compared with $5.8 million for the same period in the prior year.

Operating income for the year ended December 31, 2006 was a loss of $10.6 million as compared to income of $5.6 million for the same period in 2005. The $16.2 million decline in operating income reflects the $23.4 million operating loss in Thailand in 2006 as compared to an operating profit in Thailand of $3.1 million for the same period in 2005. Operating profit at the retail operating units in Bangladesh, Pakistan and Sri Lanka increased $3.8 million to $20.0 million, an increase of 23.2% over prior year. The improvement in consolidated operating profit, excluding Thailand, also reflects reduced operating losses in India and reduced Retail Holdings' corporate expense.

Interest expense was $13.8 million and $9.8 million for the years ended December 31, 2006 and 2005, respectively. The increase in interest expense reflects higher interest rates and the increased financing required to support the increased level of installment receivables and other assets as a result of higher sales and promotion of credit in markets other than Thailand, including longer average credit terms in Sri Lanka.

Equity earnings from Operating Affiliates were $1.6 million and $0.6 million for the years ended December 31, 2006 and 2005, respectively. The $1.0 million improvement is primarily due to enhanced operating performance at an affiliate in Sri Lanka.

Royalty expense was $2.4 million and $3.0 million for the years ended December 31, 2006 and 2005, respectively. The decrease in royalty expense is due to decreased revenue in Singer Asia. The royalty expense is for the use of the Singer® trademark by the companies of Singer Asia.

Miscellaneous other income was $8.3 million and $22.1 million for the years ended December 31, 2006 and 2005, respectively. Other income in 2006 includes: $3.5 million of interest income from cash investments and the KSIN and Jamaica Notes receivable; a $3.0 million gain from reversal of a valuation reserve no longer required relating to a KSIN Note; and a $0.3 million gain on sale of property. Other income in 2005 includes: a $11.1 million gain upon deconsolidation of Singer India reflecting the reversal of losses previously recorded for Singer India that exceeded the Company's investment and exposure in Singer India; $9.7 million from settlement of the Company's liabilities to and distribution of the residual assets of Singer Exports, a subsidiary of Old Singer, on its liquidation; $2.8 million of interest income from cash investments and the KSIN and Jamaica Notes receivable; a $1.1 million gain resulting from a favorable legal settlement of an outstanding obligation; and a $0.4 million gain on sale of property. These gains in 2005 were partially offset by $1.4 million in legal settlements, principally relating to a discontinued operation in Mexico, and foreign exchange losses of $1.1 million.

Provision for income taxes amounted to $0.7 million and $4.3 million for the years ended December 31, 2006 and 2005, respectively. The $3.6 million decrease in provision for income taxes is primarily due to the negative income tax provision in Thailand reflecting the significant operating losses incurred during 2006, as compared to the small negative provision in Thailand for the same period in 2005. A valuation allowance of $7.9 million was established during the year for the deferred tax asset in Thailand, offsetting a portion of the impact on the provision of the substantial Thailand loss.

Minority interest share in loss was $15.5 million for 2006 compared to minority interest share in income of $5.8 million for 2005. The shift in minority interest share from income to loss is primarily due to the significant net loss in Thailand in 2006, compared to a small loss in 2005, which results are shared both by the 46.6% public shareholders of Singer Thailand and the 43.2% minority shareholder in Singer Asia.

The Company's loss from continuing operations for the year ended December 31, 2006 was $2.3 million as compared to income of $5.5 million in 2005. The deterioration of $7.8 million is primarily due to the decline in operating income, reflecting the deterioration in Thailand, coupled with a decrease in miscellaneous other income, which was partially offset by the increase in minority interest share in loss and a decreased income tax provision.

Loss from discontinued operations for the year ended December 31, 2005 was $0.4 million; there was no income or loss from discontinued operations in 2006. The loss from discontinued operation in 2005 was due to the loss on sale of Jamaica, net of earnings from operations, of $1.7 million, and additional termination benefits of $1.0 million, which were offset, in part, by the post closing purchase price adjustment relating to the KSIN transaction, which resulted in a gain of $2.3 million.

The net income available to the Company's common shares (the "Shares") was a loss of $2.3 million for the year ended December 31, 2006 as compared to income of $5.1 million in 2005. This is equivalent to basic and diluted loss per Share of $0.44 in 2006, as compared to basic and diluted income per Share of $0.97 and $0.90, respectively, in 2005.

Chairman Comments

Commenting on the 2006 results, Stephen H. Goodman, ReHo's Chairman, President and Chief Executive Officer, remarked, "I am, of course, disappointed by the very poor 2006 Thailand performance and the resulting impact on the Singer Asia and Retail Holdings' consolidated results. It should be noted, however, that a significant portion of the Thailand loss is attributable to a specific area -- motorcycle installment accounts – and some relates to non-cash items such as the valuation reserve established for the deferred tax asset. Thailand's cash flow in 2006 was strongly positive, enabling Singer Thailand management to reduce debt outstanding by $15.4 million. Management anticipates that Thailand's performance will be improved in 2007 as a consequence of the introduction of new, tighter credit-granting procedures, the restructuring and consolidation of the operation and the decision to essentially exit the motorcycle business.

"The Thailand results, unfortunately, also mask the exceptional performance of the core retail managements in Bangladesh, Pakistan and Sri Lanka. Combined revenue for these three managements was up 15.4% in 2006 as compared with 2005, while operating income was up 23.2%. In each of these markets, Singer Asia is the leading retailer of durable products for the home. In each of these markets Singer Asia is recognized by consumers as a trusted source of reliable, quality, consumer products, as well as being identified with the availability of consumer credit and other financial services."

About Retail Holdings

Retail Holdings N.V., ("ReHo" or the "Company") is a holding company with three principal assets: 1) a 56.8% equity interest in Singer Asia Limited, ("Singer Asia"), a distributor of consumer durable products in selected emerging markets in Asia, with consumer credit and other financial services available to qualified customers; 2)seller notes, primarily arising from the sale of the Singer® world-wide sewing business and trademark; and 3) cash and cash equivalents. The Company has no operating activities other than those carried out through Singer Asia.

The Company is a Netherlands Antilles public company which is the successor company to the Singer Company N.V. and its predecessor companies. The Company, formerly known as Singer N.V., changed its name to Retail Holdings N.V. following the sale of the sewing machine business and the Singer® trademark in September 2004.

Price quotations for the Company's shares are available on the "Pink Sheets" quotation service under the symbol "RHDGF". Brokers should be able to continue trading ReHo's shares using the "Pink Sheets" quotation service as long as the Company is current in submitting to the U.S. Securities and Exchange Commission the materials that it makes available to its shareholders or is required to file under its own country jurisdiction. Even to the extent that quotations on the "Pink Sheets" service continue, there is no assurance that there will be adequate liquidity or that there will not be wide swings in prices and significant differences between "bid" and "asked" prices, which will make trading difficult and could cause prices for the Company's shares to deviate substantially from their theoretical inherent value.

Additional financial and other information about the Company, including: a copy of ReHo's audited consolidated financial statements for the twelve months ended December 31, 2006, 2005, 2004, 2003, 2002, and 2001 and for the three months ended December 31, 2000, together with the Auditor's Reports thereon; the 2006 Annual Report dated May 2007, and the prior Disclosure Statements and Reports dated April 2006, April 2005, April 2004, April 2003, May 2002 and September 2001; and copies of all semi-annual and quarterly reports and press releases since the conclusion of the Chapter 11 proceedings in September 2000, may be found at the Corporate/Investor section of the Company's website at www.retailholdings.com.

Statements made herein with respect to the Company's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of the Company. Forward-looking statements include, but are not limited to, those using words such as believe, expect, anticipate, plans, strategy, prospects, forecast, estimate, project, may or might, and words of similar meaning in connection with a discussion of future operations, financial performance, financial position, capital resources, and strategy and plans and objectives of management. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions and beliefs which are expressed in light of the information available to management at the time. The ultimate outcome in many cases is outside the Company's control. The Company cautions you that no assurance can be given that expectations reflected in such forward-looking statements will prove to have been correct, that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and, therefore, you should not rely on any obligation of the Company to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The Company disclaims any such obligation. Risks and uncertainties that might affect the Company include, but are not limited to: general economic conditions, particularly in Asia, including levels of consumer spending; exchange rate, particularly between the US dollar and the currencies in which the Company makes significant sales or in which the Company's assets and liabilities are denominated; the Company's ability to continue to win acceptance of its products and services, which are offered in highly competitive markets; the payment at maturity of the unsecured subordinated promissory notes issued to the Company by KSIN Holdings, Ltd. and the secured promissory notes issued to the Company by AON International and Singer Jamaica; continuing relationships with financial institutions, suppliers and other creditors; and the outcome of contingencies.

For further information, please contact Amy Pappas at (914) 241-3404.

RETAIL HOLDINGS N.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2006 AND 2005
(in thousands of U.S. dollars, except share and per share amounts)

	2006	As Corrected 2005
ASSETS		
Current assets:		
Cash and cash equivalents	$ 32,454	$ 33,194
Accounts receivable	114,463	108,599
Inventories	56,758	53,799
Other current assets	19,610	20,878
Total current assets	223,285	216,470
Investment in affiliates	7,715	6,413
Installment receivables due in excess of one year	35,863	59,834
Property, plant and equipment	25,834	20,564
Goodwill and intangible assets	15,167	14,887
Other assets	27,629	23,875
Total assets	$ 335,493	$ 342,043
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Notes and loans payable	$ 70,789	$ 71,434
Current portion of long-term debt	24,278	30,814
Accounts payable	19,076	14,466
Accrued liabilities	18,911	17,374
Total current liabilities	133,054	134,088
Long-term debt, excluding current portion	53,560	46,623
Other non-current liabilities	15,157	13,812
Minority interest	51,451	63,459
Total liabilities	253,222	257,982
SHAREHOLDERS' EQUITY:		
Preferred shares, redeemable, $0.01 par value, authorized 1,000,000 shares; issued and outstanding Series A convertible, nil shares in 2006 and 2005	-	-
Common shares, $0.01 par value, authorized 20,000,000 shares; issued and outstanding 5,086,766 in 2006 and 5,173,271 in 2005	51	52
Additional paid-in capital	90,926	91,651
Deficit	(3,845)	(1,543)
Accumulated other comprehensive loss	(4,861)	(6,099)
Total shareholders' equity	82,271	84,061
Total liabilities and shareholders' equity	$ 335,493	$ 342,043

RETAIL HOLDINGS N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2006 and 2005
(in thousands of U.S. dollars, except share and per share amounts)

	2006	2005
REVENUES	$ 243,706	$ 295,143
COST OF REVENUES	142,969	180,096
Gross profit	100,737	115,047
SELLING AND ADMINISTRATIVE EXPENSES	111,350	109,473
Operating income (loss)	(10,613)	5,574
OTHER INCOME (EXPENSE)		
Interest expense	(13,830)	(9,836)
Equity in earnings from affiliates	1,556	588
Royalty expense	(2,437)	(2,951)
Other, net	8,295	22,133
Other income (expense), net	(6,416)	9,934
Income (loss) from continuing operations before provision for income taxes and minority interest	(17,029)	15,508
PROVISION FOR INCOME TAXES	739	4,257
MINORITY INTEREST SHARE IN INCOME (LOSS)	(15,466)	5,774
Income (loss) from continuing operations	(2,302)	5,477
DISCONTINUED OPERATIONS		
Gain (loss) on sale of Sewing business and trademark, net of tax benefit	-	1,314
Income from operations of Jamaica, before income taxes	-	308
Provision for income taxes of Jamaica	-	75
Loss on sale of Jamaica, net of tax benefit	-	(1,927)
Loss from discontinued operations	-	(380)
NET INCOME (LOSS)	$ (2,302)	$ 5,097
Earnings (loss) per common share - basic		
Income (loss) from continuing operations	$ (0.44)	$ 0.97
Loss from discontinued operations	$ -	$ (0.07)
Income (loss) available to common shares	$ (0.44)	$ 0.90
Earnings (loss) per common share – diluted		
Income (loss) from continuing operations	$ (0.44)	$ 0.93
Loss from discontinued operations	$ -	$ (0.06)
Income (loss) available to common shares	$ (0.44)	$ 0.87
Basic weighted average common shares outstanding	5,148,989	5,638,631
Diluted weighted average common shares outstanding	5,291,017	5,886,869

PRESS RELEASE EXCERPT

April 16, 2007

RETAIL HOLDINGS N.V. ANNOUNCES PRELIMINARY 2006 RESULTS, ISSUES STRATEGY STATEMENT, ANNOUNCES DIVIDEND PROGRAM

Strategy Statement

At their April 2007 meeting, the Retail Holdings' Board of Directors, in addition to reviewing the preliminary 2006 accounts, also approved the following Strategy Statement:

Retail Holdings N.V., is a holding company with three principal assets: 1) a 56.8% equity interest in Singer Asia Limited ("Singer Asia"), who, through operating units located in selected emerging markets in Asia, acts as a distributor of consumer durable products with consumer credit and other financial services available to qualified customers; 2) seller notes, primarily arising from the sale of the Singer world-wide sewing business and trademark; and 3) cash and cash equivalents. The Company has no operating activities other than those carried out through Singer Asia and has no plans to acquire other operating assets.

ReHo's strategy is to maximize and monetize the value of its assets with the medium-term objective of liquidating the Company and distributing the resulting funds and any remaining assets to its shareholders.

The Company will seek to grow, to enhance the profitability of, and to increase the potential public market and private sales value of Singer Asia, with the objective of monetizing the Company's investment in Singer Asia, either through a public offering and subsequent distribution of any remaining Singer Asia shares, or through a sale of Singer Asia. Principal repayments of $31.0 million, plus interest, are due from the seller notes in the period through September 2011. In the interim, pending the offering or sale of Singer Asia, realization of the principal on the seller notes, and the ultimate liquidation of the Company, ReHo's strategy is to minimize holding company personnel and cost of administration.

ReHo over the past several years has used a portion of the cash and cash equivalents in excess of its requirements to reduce the number of the Company's outstanding shares and options for shares. The Company expects to continue this program.

In addition, the Company intends to introduce a regular dividend program. The Company anticipates recommending a special dividend for shareholder approval in 2007 of $1.00 a share. ReHo anticipates making dividend recommendations in subsequent years, although the dividends in those years may be less than the special dividend in 2007.

Chairman Comments

In commenting on the Strategy Statement, Mr. Goodman noted, "We are now at an important decision point in the evolution of Retail Holdings. On emergence from Chapter 11 in September 2000, the Company, then known as Singer N.V., had significant corporate debt and a very substantial negative tangible net asset value. By divesting a minority stake in Singer Asia in 2003, and by divesting the Singer world-wide sewing business and trademark in 2004, the Company has been able to repay all of its corporate debt and create a cash surplus. A portion of this cash has been used to purchase all of the Company's preferred stock and more than one-third of the Company's common shares outstanding at inception. As a result of these measures, at the end of 2006, the Company had a positive tangible net asset value of approximately $67 million, equivalent to approximately $13.20 per share outstanding.

"The Retail Holdings' Board of Directors, after carefully evaluating the Company's alternatives, has concluded that it is in shareholders' interest to maximize and monetize the value of the Company's assets with the medium-term objective of liquidating the Company and distributing the proceeds to shareholders. The Company does not expect to use the cash and borrowing power at its disposal to acquire other operating assets. Rather, the Company anticipates using the existing cash and cash it may realize from the divestment of Singer Asia and repayment of the seller notes, to acquire additional shares, to pay a regular dividend, and, ultimately, to distribute a liquidating dividend to its shareholders."

For further information, please contact Amy Pappas at (914) 241-3404.

END